     As filed with the Securities and Exchange Commission on July 15, 2002
                                                     Registration No. 333-89950

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                Amendment No. 1
                                      to
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                                   NN, Inc.
            (Exact name of registrant as specified in its charter)

                       Delaware                      62-1096725
             (State or other jurisdiction         (I.R.S. Employer
           of incorporation or organization)   Identification Number)

                            2000 Waters Edge Drive
                         Johnson City, Tennessee 37604
                                (423) 743-9151
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Roderick R. Baty
                     President and Chief Executive Officer
                            2000 Waters Edge Drive
                         Johnson City, Tennessee 37604
                                (423) 743-9151
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                With Copies to:

                   James M. Ash              John J. Jenkins
              Blackwell Sanders Peper   Calfee, Halter & Griswold
                    Martin LLP                     LLP
              2300 Main Street, Suite   1400 McDonald Investment
                       1000                      Center
               Kansas City, Missouri       800 Superior Avenue
                       64108
                  (816) 983-8000          Cleveland, Ohio 44114
                                             (216) 622-8200

   Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JULY 15, 2002


[LOGO] NN Inc

                               6,500,000 Shares

                                   NN, INC.

                                 Common Stock

                               -----------------

    NN, Inc. is selling 2,600,000 shares of common stock and the selling stockholders named in this prospectus are selling 3,900,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

    Our common stock is quoted on the Nasdaq National Market under the symbol "NNBR." On July 12, 2002, the closing price of our common stock on the Nasdaq National Market was $11.20 per share.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                                           Per Share Total
                                                           --------- -----
     Public offering price................................     $       $
     Underwriting discounts and commissions...............     $       $
     Proceeds to NN, before expenses......................     $       $
     Proceeds to the selling stockholders, before expenses     $       $

    The Company and the selling stockholders have granted the underwriters an option to purchase up to 975,000 additional shares of common stock to cover over-allotments.

    We expect that the common stock will be ready for delivery on or about
        , 2002.

                               -----------------

       McDonald Investments Inc.                  Legg Mason Wood Walker
                                                         Incorporated

                 The date of this Prospectus is         , 2002

                    [Photographs of the Company's products]

                               TABLE OF CONTENTS

                                                                                      Page
-                                                                                     ----
Prospectus Summary...................................................................   1
Risk Factors.........................................................................   6
Use of Proceeds......................................................................  10
Capitalization.......................................................................  11
Price Range of Common Stock and Dividends............................................  12
Selected Consolidated Financial Data.................................................  13
Management's Discussion and Analysis of Financial Condition and Results of Operations  14
Business.............................................................................  25
Management...........................................................................  31
Selling Stockholders.................................................................  34
Description of Our Capital Stock.....................................................  35
Underwriting.........................................................................  36
Legal Matters........................................................................  39
Experts..............................................................................  39
Where You Can Find More Information..................................................  39
Incorporation of Certain Documents by Reference......................................  40

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                              PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, references to "we," "us," "our," "NN" or the "Company" refer collectively to NN, Inc. and its subsidiaries, including Industrial Molding Group, L.P. ("IMC"), The Delta Rubber Company ("Delta"), NN Arte S.De R.L. De D.V. ("NN Arte"), and NN Euroball, ApS ("Euroball"). Unless otherwise specified, all information assumes the underwriters do not exercise the over-allotment option.

                                  The Company

    NN manufactures and supplies high precision bearing components, consisting of balls, rollers, seals and retainers, for leading bearing manufacturers on a global basis. We are the leading independent manufacturer of precision steel bearing balls for the North American and European markets. In 1998, we began implementing a strategic plan designed to position us as a worldwide supplier of a broad line of bearing components. Through a series of acquisitions executed as part of that plan, we have built on our strong core ball business and greatly expanded our bearing component product offering. Today, we offer the industry's most complete line of bearing components. We emphasize engineered products that take advantage of our competencies in product design and high tolerance manufacturing processes. Our bearing customers use our components in fully assembled ball and roller bearings, which serve a wide variety of industrial applications in the transportation, electrical, agricultural, construction, machinery, mining and aerospace markets.

    Our bearing component products accounted for approximately 90% of our revenue in 2001 and sales of high precision plastic products accounted for the balance. We estimate that the size of the global market for balls, rollers, seals and plastic retainers is $3.5 billion. Captive component production of bearing manufacturers accounts for approximately 65% of this market, while independent manufacturers currently serve approximately 35% of the market. We believe that we are a leader in the independent segment of the market with an approximate 14% market share. We also believe that the percentage of the market served by independent manufacturers is growing due to the ongoing component outsourcing trend among our major customers. Outsourcing components enables our global bearing customers to focus on their core competencies in the design and engineering of finished bearing technologies. In addition, outsourcing provides them with significant financial advantages, including lower long-term component costs and improved returns on invested capital.

    We intend to continue to capitalize on this growing trend of outsourcing within our global bearing customer base. Recent successes include joining with our two largest bearing customers, SKF and INA/FAG, to create our majority-owned subsidiary, Euroball. In forming Euroball, we contributed our Ireland ball manufacturing facility, while SKF and INA/FAG contributed their captive ball manufacturing facilities in Italy and Germany. Both SKF and INA/FAG independently entered into long-term supply agreements designating Euroball as their primary supplier of ball products in Europe. Through Euroball, we are Europe's leading provider of precision balls.

    We operate eight North American and European manufacturing facilities. Our two U.S. ball and roller production facilities are located in Tennessee and our Euroball subsidiary operates three manufacturing facilities located in Ireland, Germany and Italy. Our seal, retainer and plastic products are manufactured in three facilities located in Connecticut, Texas and Mexico.

                           Our Competitive Strengths

    We believe that the following elements provide us with significant competitive strengths in our markets:

   . High Precision, Low-Cost Manufacturing Capabilities. Our focus on lean manufacturing and continuous improvement have earned us a reputation as a supply chain partner that our customers can rely upon to deliver value-added components. We believe that our proprietary machinery, manufacturing processes and attention to quality and service are competitive advantages that allow us to consistently provide high quality precision products that meet exacting tolerances. For example, our grade 3 balls are manufactured to within three-millionths (0.000003) of an inch of roundness and our seal, retainer and plastic products are known for meeting the strict tolerances demanded by our customers. Our efforts to eliminate inefficient processes and improve productivity have enabled us to maintain our status as a low-cost producer.

   . Leading Outsourcing Alternative to Captive Manufacturing. Euroball is the bearing industry's largest component outsourcing initiative and is an important milestone for the bearing component industry. This innovative model has enhanced the industry's awareness of the benefits of outsourcing and has established us as a proven, independent alternative to captive manufacturing. Our ability to focus solely on component manufacturing allows us to provide our customers with lower cost, higher quality products and improved customer service levels over captive manufacturing operations. Outsourcing also enables our customers to redirect critical capital investments.

   .  Uniquely Positioned as Integrated Supplier of Bearing
      Components. Through our recent acquisitions, we have become a leading independent supplier with the industry's most complete line of bearing components. Our core ball and roller product offerings, complemented by our more recently acquired bearing retainer and seal products, have allowed us to expand our key customer relationships by offering them the value of a single supply chain partner for a wide variety of components.

   . Established Operating Expertise. Our experienced management team continues to be successful in implementing our strategic plan by completing and integrating three major acquisitions since 1998 and executing significant cost rationalization programs domestically and in Europe. Our nine senior managers average over 13 years of experience in the bearing component industry, which has allowed us to establish excellent working relationships with major bearing companies. Our management team has a proven track record of successfully managing our global businesses through international economic cycles, including the most recent economic downturn.

                             Our Business Strategy

    Our strategic plan is designed to increase our revenues, income and long-term shareholder value by:

   . Expanding Our Global Presence. We believe that maintaining production facilities in proximity to our major customers' manufacturing operations is essential. We see significant opportunities to increase market share and maintain our competitive cost advantage by expanding our global presence. We established our European presence in 1997 and, through Euroball, have become Europe's leading provider of precision balls to the bearing industry. We see further opportunities to expand our global manufacturing base to Asia, Eastern Europe and other geographic regions to more effectively serve the customers in these markets.

   . Expanding Our Bearing Component Product Offerings. We seek to build on existing customer relationships and our core manufacturing and service competencies by diversifying into additional bearing component businesses. Our acquisitions have given us full-service design and production capabilities in bearing seals and plastic bearing retainers. These products serve the same global bearing customers as our core ball and roller products. As a result, we are able to provide, as a single independent company, a more diversified product offering to our global bearing customers.

   . Continuing to Pursue Strategic Acquisitions and Alliances. Because much of the world's bearing production capacity is located outside of the U.S., we have sought to develop an effective way to serve our customers on a global basis and expand these critical customer relationships. We believe that outsourcing transactions and strategic acquisitions represent the most effective way to expand these relationships. The success of our approach, as in the case of Euroball, provides a framework for future strategic alliances and for future acquisitions of our customers' captive bearing component operations.

                             Corporate Information

    Our principal executive offices are located at 2000 Waters Edge Drive, Johnson City, Tennessee 37604 and our telephone number is (423) 743-9151. Our website address is www.nnbr.com. Information contained on our website is not part of this prospectus.

                                 The Offering

Common stock being offered by:
    The Company................................... 2,600,000 shares
    The selling stockholders...................... 3,900,000 shares
        Total..................................... 6,500,000 shares(1)

Common stock to be outstanding after this offering 17,967,273 shares(1)(2)

Use of Proceeds................................... We will use the estimated net proceeds of
                                                   $27.2 million to repay a portion of our
                                                   outstanding bank indebtedness. We will not
                                                   receive any proceeds from the sale of shares
                                                   by any of the selling stockholders. See "Use
                                                   of Proceeds."

Nasdaq National Market symbol..................... NNBR

--------
(1) Does not include up to 975,000 shares the underwriters have the option to purchase to cover over-allotments.
(2) Based on the number of shares outstanding as of July 12, 2002, excluding 1,321,000 shares which may be issued upon exercise of currently outstanding options granted under our Stock Incentive Plan and options granted to our non-employee directors.

          Cautionary Statement Concerning Forward-Looking Statements

    This prospectus includes and incorporates by reference "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about the industry and markets in which we operate. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control, including those described in "Risk Factors" on pages 6 through 9 of this prospectus. Therefore, actual outcomes and results may differ materially from what is expressed, forecasted or implied in such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, expect as required by applicable law.

                      Summary Consolidated Financial Data

   The summary consolidated financial data presented below have been derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 have been audited by KPMG LLP. Our consolidated financial statements as of and for the years ended December 31, 1997, 1998 and 1999 have been audited by PricewaterhouseCoopers LLP. Data for the three-month periods ended March 31, 2001 and 2002 have been derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. Results for the three-month periods are not necessarily indicative of results for the full year. You should read the summary consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus or incorporated by reference.

                                                                                                     Three Months
                                                                 Year Ended December 31,            Ended March 31,
                                                       ------------------------------------------  ----------------
                                                        1997    1998    1999     2000      2001      2001     2002
                                                       ------- ------- ------- --------  --------  -------  -------
Statement of Income Data:                                          (in thousands, except per share data)
  Net sales........................................... $75,252 $73,006 $85,294 $132,129  $180,151  $50,227  $47,200
  Cost of products sold...............................  51,707  50,353  59,967   93,926   137,591   38,184   35,532
                                                       ------- ------- ------- --------  --------  -------  -------
  Gross profit........................................  23,545  22,653  25,327   38,203    42,560   12,043   11,668
  Selling, general and administrative expenses........   5,518   5,896   6,854   11,571    16,382    4,014    4,498
  Depreciation and amortization.......................   4,106   4,557   6,131    9,165    13,340    3,310    2,825
  Restructuring and impairment costs..................      --      --      --       --     2,312       --       78
                                                       ------- ------- ------- --------  --------  -------  -------
  Income from operations..............................  13,921  12,200  12,342   17,467    10,526    4,719    4,267
  Interest expense....................................      29      64     523    1,773     4,006    1,182      601
  Equity in earnings of unconsolidated affiliates.....      --      --      --      (48)       --      (49)      --
  Net gain on involuntary conversion..................      --      --      --     (728)   (3,901)      --       --
  Other income........................................      --      --      --     (136)     (186)    (132)    (355)
                                                       ------- ------- ------- --------  --------  -------  -------
  Income before provision for income taxes............  13,892  12,136  11,819   16,606    10,607    3,718    4,021
  Provision for income taxes..........................   5,382   4,480   4,060    5,959     4,094    1,636    1,505
  Minority interest in consolidated subsidiaries......      --      --      --      660     1,753      536      668
                                                       ------- ------- ------- --------  --------  -------  -------
  Income before cumulative effect of change in
   accounting principle...............................   8,510   7,656   7,759    9,987     4,760    1,546    1,848
  Cumulative effect of change in accounting principle.      --      --      --       --        98       98       --
                                                       ------- ------- ------- --------  --------  -------  -------
  Net income.......................................... $ 8,510 $ 7,656 $ 7,759 $  9,987  $  4,662  $ 1,448  $ 1,848
                                                       ======= ======= ======= ========  ========  =======  =======

Earnings Per Share:
  Diluted............................................. $  0.57 $  0.52 $  0.52 $   0.64  $   0.30  $  0.09  $  0.12
  Basic............................................... $  0.57 $  0.52 $  0.52 $   0.66  $   0.31  $  0.10  $  0.12
  Weighted average common shares outstanding--
   diluted............................................  14,809  14,804  15,038   15,531    15,540   15,396   15,735
  Weighted average common shares
   outstanding--basic.................................  14,804  14,804  15,021   15,247    15,259   15,247   15,341

Other Data:
  EBITDA(1)........................................... $18,027 $16,757 $18,473 $ 26,632  $ 26,178  $ 8,029  $ 7,170
  Capital expenditures................................   8,775   5,758   2,394   17,910     6,314    1,978      849
  Cash dividends per share............................ $  0.32 $  0.32 $  0.32 $   0.32  $   0.32  $  0.08  $  0.08

                                            As of March 31, 2002
                                            ---------------------
                                                          As
                                             Actual  Adjusted (2)
                                            -------- ------------
              Balance Sheet Data:
                Working capital............ $ 20,692   $ 25,814
                Total assets...............  189,420    189,420
                Total debt.................   54,047     26,797
                Total stockholders' equity.   62,728     89,978

--------
(1) EBITDA is defined as the sum of income before income taxes, interest expense and depreciation and amortization. EBITDA as measured in this prospectus also excludes restructuring and impairment costs, equity in earnings of unconsolidated affiliates, net gain on involuntary conversion and other income and is not necessarily comparable with similarly titled measures for other companies. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity.
(2) Adjusted to reflect the sale of 2,600,000 shares of our common stock in this offering at an assumed offering price of $11.20 per share (the last reported sale price on July 12, 2002) less underwriting commissions and estimated offering expenses payable by us and the application of the estimated net proceeds as discussed in "Use of Proceeds."

                                 RISK FACTORS

    You should carefully consider the following risks and uncertainties, and all other information contained in this prospectus or incorporated herein by reference, before making an investment in our common stock. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Any of the following risks could have a material adverse effect on our business, financial condition or operating results. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

  We depend heavily on a relatively limited number of customers, and the loss of any major customer would have a material adverse effect on our business.

    Sales to various U.S. and foreign divisions of SKF, which is one of the largest bearing manufacturers in the world, accounted for approximately 35% of net sales in 2001, and sales to INA/FAG accounted for approximately 19% of net sales. During 2001, our ten largest customers accounted for approximately 73% of our consolidated net sales. None of our other customers accounted for more than 5% of our net sales for 2001. The loss of all or a substantial portion of sales to these customers would have a material adverse effect on our business.

  The demand for our products is cyclical, which could adversely impact our revenues.

    The end markets for fully assembled bearings are cyclical and tend to decline in response to overall declines in industrial production. As a result, the market for bearing components is also cyclical and impacted by overall levels of industrial production. Our sales in the past have been negatively affected, and in the future will be negatively affected, by adverse conditions in the industrial production sector of the economy or by adverse global or national economic conditions generally.

  We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy.

    Acquiring businesses that complement or expand our operations has been and continues to be an important element of our business strategy. We bought our plastic bearing component business in 1999, formed Euroball in 2000 and acquired our bearing seal operations in 2001. We cannot assure you that we will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms in the future. In addition, we may borrow funds to acquire other businesses, increasing our interest expense and debt levels. Our inability to acquire businesses, or to operate them profitably once acquired, could have a material adverse effect on our business, financial condition and results of operations.

  The costs and difficulties of integrating acquired businesses could impede our future growth.

    We cannot assure you that any future acquisition will enhance our financial performance. Our ability to effectively integrate any future acquisitions will depend on, among other things, the adequacy of our implementation plans, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and sales goals. If we are not able to integrate the operations of acquired companies successfully into our business, our future earnings and profitability could be materially and adversely affected.

  We depend on a very limited number of foreign sources for our primary raw material and are subject to risks of shortages and price fluctuation.

    The steel that we use to manufacture precision balls and rollers is of an extremely high quality and is available from a limited number of producers on a global basis. Due to quality constraints in the U.S. steel industry, we obtain substantially all of the steel used in our U.S. ball and roller production from overseas suppliers. In addition, we obtain substantially all of the steel used in our European ball production from a single European source. If we had to obtain steel from sources other than our current suppliers, particularly in the case of our European operations, we could face higher prices and transportation costs, increased duties or taxes, and shortages of steel. Problems in obtaining steel, and particularly 52100 chrome steel, in the quantities that we require and on commercially reasonable terms, could have a material adverse effect on the operating and financial results of our Company.

  We operate in and sell products to customers outside the U.S. and are subject to several related risks.

    Because we obtain a majority of our raw materials from overseas suppliers, actively participate in overseas manufacturing operations and sell to a large number of international customers, we face risks associated with the following:

   .  adverse foreign currency fluctuations;

   . changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations;

   .  the imposition of trade restrictions or prohibitions;

   .  high tax rates that discourage the repatriation of funds to the U.S.;

   .  the imposition of import or other duties or taxes; and

   . unstable governments or legal systems in countries in which our suppliers, manufacturing operations, and customers are located.

We do not have a hedging program in place to help limit the risk associated with consolidating the operating results of our foreign businesses into U.S. dollars. An increase in the value of the U.S. dollar and/or the Euro relative to other currencies may adversely affect our ability to compete with our foreign-based competitors for international, as well as domestic, sales. Also, a decline in the value of the Euro relative to the U.S. dollar will negatively impact our consolidated financial results, which are denominated in U.S. dollars.

  Our growth strategy depends on outsourcing, and if the industry trend toward outsourcing does not continue, our business could be adversely affected.

    Our growth strategy depends in significant part on major bearing manufacturers continuing to outsource components, and expanding the number of components being outsourced. This requires manufacturers to depart significantly from their traditional methods of operations. If major bearing manufacturers do not continue to expand outsourcing efforts or determine to reduce their use of outsourcing, our business could be materially adversely affected.

  Our market is highly competitive and many of our competitors have significant advantages that could adversely affect our business.

    The global market for bearing components is highly competitive, with a majority of production represented by the captive production operations of certain large bearing manufacturers and the balance represented by independent manufacturers. Captive manufacturers make components for internal use and for sale to third parties. All of the captive manufacturers, and many independent manufacturers, are significantly larger and have greater resources than do we. Our competitors are continuously exploring and implementing improvements in technology and manufacturing processes in order to improve product quality, and our ability to remain competitive will depend, among other things, on whether we are able to keep pace with such quality improvements in a cost effective manner.

  The production capacity we have added over the last several years has at times resulted in our having more capacity than we need, causing our operating costs to be higher than expected.

    We have significantly expanded our ball and roller production facilities and capacity over the last several years. During 1997, we built an additional manufacturing plant in Kilkenny, Ireland, and we continued this expansion in 2000 through the formation of Euroball with SKF and INA/FAG. Our ball and roller facilities currently are not operating at full capacity and our results of operations for 2001 were adversely affected by the under-utilization of our production facilities, and we face risks of further under-utilization or inefficient utilization of our production facilities in future years.

  The price of our common stock may be volatile.

    The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the public offering price. Among the factors that could affect our stock price are:

   .  our operating and financial performance and prospects;

   . quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

   . changes in revenue or earnings estimates or publication of research reports by analysts;

   .  loss of any member of our senior management team;

   .  speculation in the press or investment community;

   . strategic actions by us or our competitors, such as acquisitions or restructurings;

   .  sales of our common stock by stockholders;

   .  general market conditions; and

   . domestic and international economic, legal and regulatory factors unrelated to our performance.

    The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

  Provisions in our charter documents and Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

    Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example, a classified board of directors and the authorization of our board of directors to issue up to 5,000,000 preferred shares without a stockholder vote. In addition, our certificate of incorporation provides that stockholders may not call a special meeting.

    We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

    These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

                                USE OF PROCEEDS

    We estimate that the net proceeds we will receive from this offering, after deducting underwriting discounts, commissions and our estimated offering expenses, based on an assumed offering price to the public of $11.20 per share (the last reported sale price on July 12, 2002), will be approximately $27.2 million (or approximately $33.1 million if the over-allotment option is exercised in full). We will not receive any proceeds from the sale of the shares of common stock being sold by the selling stockholders.

    We intend to use the net proceeds from this offering to repay a majority of the borrowings outstanding under the term loan portion of our existing U.S. credit facilities as required under those arrangements. The term loan under our credit facility expires on July 1, 2006 and bears interest at a floating rate equal to LIBOR (1.88% at March 31, 2002) plus an applicable margin of 0.75% to 2.00% based upon calculated financial ratios. Approximately $29.1 million was outstanding under the term loan as of March 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    On July 12, 2002, we amended our U.S. credit facility to convert the term loan portion into a reducing revolving credit line providing initial availability equivalent to the balance of the term loan prior to the offering.

                                CAPITALIZATION

    The following table shows our capitalization as of March 31, 2002 on an actual basis and on an as adjusted basis, giving effect to the sale of 2,600,000 shares of our common stock in this offering at an assumed offering price of $11.20 per share (the last reported sale price on July 12, 2002) less underwriting commissions and estimated offering expenses payable by us and the application of the estimated net proceeds received by us to repay indebtedness under our credit facility. See "Use of Proceeds." You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                   As of March 31, 2002
                                                                   --------------------
                                                                    Actual   As Adjusted
                                                                   --------  -----------
                                                                      (in thousands)
Current portion of U.S. long-term debt............................ $  7,000   $  1,878
Long-term debt:
    Euroball credit facilities....................................   11,033     11,033
    U.S. revolving credit facility................................   13,886     13,886
    U.S. term loan................................................   22,128         --
                                                                   --------   --------
    Total debt.................................................... $ 54,047   $ 26,797
                                                                   ========   ========
Stockholders' equity:
    common stock, par value $0.01 per share; 45,000 shares
    authorized; 15,341 shares issued; 17,941 shares issued and
    outstanding, as adjusted...................................... $    154   $    180
Additional paid-in capital........................................   30,989     58,213
Retained earnings.................................................   36,760     36,760
Accumulated other comprehensive loss..............................   (5,175)    (5,175)
                                                                   --------   --------
        Total stockholders' equity................................   62,728     89,978
                                                                   --------   --------
           Total capitalization................................... $116,775   $116,775
                                                                   ========   ========

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Our common stock is traded on the Nasdaq National Market under the symbol "NNBR." The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market, and the cash dividends per share.

                                             Price Range    Cash
                                            ------------- Dividends
                                             High   Low   Per Share
                                            ------ ------ ---------
            Year ended December 31, 1999
            First quarter.................. $ 6.75 $ 4.75   $0.08
            Second quarter.................   6.75   5.38    0.08
            Third quarter..................   7.63   5.88    0.08
            Fourth quarter.................   7.44   6.25    0.08

            Year ended December 31, 2000
            First quarter..................  10.88   6.75    0.08
            Second quarter.................  11.38   8.03    0.08
            Third quarter..................  10.50   7.50    0.08
            Fourth quarter.................   9.50   7.03    0.08

            Year ended December 31, 2001
            First quarter..................   9.17   6.53    0.08
            Second quarter.................  10.81   6.50    0.08
            Third quarter..................  10.84   7.25    0.08
            Fourth quarter.................  11.30   7.75    0.08

            Year ended December 31, 2002
            First quarter..................  11.19   8.75    0.08
            Second quarter.................  12.88   9.11    0.08
            Third quarter (through July 12)  12.45  11.05

    On July 12, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $11.20 per share. As of July 12, 2002, there were 160 holders of record of our common stock.

    Since October 1994, we have declared quarterly cash dividends of $0.08 per share on our common stock. Payment of future dividends is entirely at the discretion of our board of directors. We may reconsider or revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, cash position, capital requirements, future prospects or other conditions our board of directors may deem relevant. In addition, our revolving credit facility contains covenants that limit the amount of any dividends paid in any fiscal year to $5.5 million and require us to maintain certain financial ratios relating to our ability to pay our current obligations. Although we expect to continue to declare and pay cash dividends on our common stock in the future if earnings are available, we cannot assure you that either cash or stock dividends will be paid in the future on our common stock or that, if paid, the dividends will be in the same amount or at the same frequency as paid in the past.

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below have been derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 have been audited by KPMG LLP. Our consolidated financial statements as of and for the years ended December 31, 1997, 1998 and 1999 have been audited by PricewaterhouseCoopers, LLP. Data for the three-month periods ended March 31, 2001 and 2002 have been derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. Results for the three-month periods are not necessarily indicative of results for the full year. You should read the selected consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus or incorporated by reference.

                                                                                                         Three Months
                                                                                                             Ended
                                                                     Year Ended December 31,               March 31,
                                                           ------------------------------------------  ----------------
                                                            1997    1998    1999     2000      2001      2001     2002
                                                           ------- ------- ------- --------  --------  -------  -------
Statement of Income Data:                                              (in thousands, except per share data)
  Net sales............................................... $75,252 $73,006 $85,294 $132,129  $180,151  $50,227  $47,200
  Cost of products sold...................................  51,707  50,353  59,967   93,926   137,591   38,184   35,532
                                                           ------- ------- ------- --------  --------  -------  -------
  Gross profit............................................  23,545  22,653  25,327   38,203    42,560   12,043   11,668
  Selling, general and administrative expenses............   5,518   5,896   6,854   11,571    16,382    4,014    4,498
  Depreciation and amortization...........................   4,106   4,557   6,131    9,165    13,340    3,310    2,825
  Restructuring and impairment costs......................      --      --      --       --     2,312       --       78
                                                           ------- ------- ------- --------  --------  -------  -------
  Income from operations..................................  13,921  12,200  12,342   17,467    10,526    4,719    4,267
  Interest expense........................................      29      64     523    1,773     4,006    1,182      601
  Equity in earnings of unconsolidated affiliates.........      --      --      --      (48)       --      (49)      --
  Net gain on involuntary conversion......................      --      --      --     (728)   (3,901)      --       --
  Other income............................................      --      --      --     (136)     (186)    (132)    (355)
                                                           ------- ------- ------- --------  --------  -------  -------
  Income before provision for income taxes................  13,892  12,136  11,819   16,606    10,607    3,718    4,021
  Provision for income taxes..............................   5,382   4,480   4,060    5,959     4,094    1,636    1,505
  Minority interest in consolidated subsidiaries..........      --      --      --      660     1,753      536      668
                                                           ------- ------- ------- --------  --------  -------  -------
  Income before cumulative effect of change in accounting
   principle..............................................   8,510   7,656   7,759    9,987     4,760    1,546    1,848
  Cumulative effect of change in accounting principle.....      --      --      --       --        98       98       --
                                                           ------- ------- ------- --------  --------  -------  -------
  Net income.............................................. $ 8,510 $ 7,656 $ 7,759 $  9,987  $  4,662  $ 1,448  $ 1,848
                                                           ======= ======= ======= ========  ========  =======  =======
Earnings Per Share:
  Diluted................................................. $  0.57 $  0.52 $  0.52 $   0.64  $   0.30  $  0.09  $  0.12
  Basic................................................... $  0.57 $  0.52 $  0.52 $   0.66  $   0.31  $  0.10  $  0.12
  Weighted average common shares outstanding--diluted.....  14,809  14,804  15,038   15,531    15,540   15,396   15,735
  Weighted average common shares outstanding--basic.......  14,804  14,804  15,021   15,247    15,259   15,247   15,341

Other Data:
  EBITDA(1)............................................... $18,027 $16,757 $18,473 $ 26,632  $ 26,178  $ 8,029  $ 7,170
  Capital expenditures....................................   8,775   5,758   2,394   17,910     6,314    1,978      849
  Cash dividends per share................................ $  0.32 $  0.32 $  0.32 $   0.32  $   0.32  $  0.08  $  0.08

                                             As of March 31, 2002
                                             --------------------
               Balance Sheet Data:
                 Working capital............       $ 20,692
                 Total assets...............        189,420
                 Total debt.................         54,047
                 Total stockholders' equity.         62,728

--------
(1) EBITDA is defined as the sum of income before income taxes, interest expense and depreciation and amortization. EBITDA as measured in this prospectus also excludes restructuring and impairment costs, equity in earnings of unconsolidated affiliates, net gain on involuntary conversion and other income and is not necessarily comparable with similarly titled measures for other companies. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto and other financial data included elsewhere in this prospectus or incorporated by reference. Historical operating results and percentage relationships among any amounts included in the consolidated financial statements are not necessarily indicative of future operating results.

Overview

    Our core business is the manufacture and sale of high quality, precision steel balls and rollers. In 2001, sales of balls and rollers accounted for approximately 77% of our total net sales, with 74% and 3% of sales from balls and rollers, respectively. Sales of seals, retainers and plastic products accounted for the remaining 23% of our sales.

    Beginning with the third quarter of 2000, we have reported our financial results in three segments: Domestic Ball and Roller, Euroball and Plastics. Our reportable segments are based on differences in product lines and geographic locations. The Domestic Ball and Roller segment comprises our United States ball and roller manufacturing operations. The Euroball segment comprises our European manufacturing operations. Our Domestic Ball and Roller and Euroball segments make precision balls and rollers used primarily in the bearing industry. The Plastics segment comprises the operations of IMC, NN Arte and Delta. IMC and NN Arte manufacture plastic products for the bearing, automotive, instrumentation, fiber optic and consumer hardware markets. Delta manufactures engineered bearing seals used principally in automotive, industrial, agricultural, mining and aerospace applications.

    In 1998, we developed and implemented a strategic plan designed to position us as a worldwide supplier of a broad line of bearing components. As part of this strategy, we sought to augment our internal growth with complementary acquisitions. In July 1999, we acquired substantially all of IMC's assets. In August 2000, we acquired a 51% ownership interest in NN Mexico LLC, which owns 99% of NN Arte, and in February 2001, we acquired all of Delta's outstanding common stock.

    We formed Euroball in July 2000 and own 54% of that entity. The parent companies of SKF and INA/FAG each owns a 23% interest. We report the financial results of Euroball on a consolidated basis due to our majority ownership. Under the terms of a shareholder agreement, both SKF and INA/FAG have the right, beginning January 2003, to require us to purchase their interest in Euroball.

    All of our acquisitions were accounted for using the purchase method, with goodwill being amortized on a straight line basis over 20 years. Our results of operations for 1999, 2000 and 2001 include $325,000, $904,000 and $1.9 million, respectively, of goodwill amortization related to these acquisitions. Upon implementation of the Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" in January 2002, we stopped goodwill amortization. We currently believe that we will record no impairment of asset value pursuant to Statement No. 142.

    In December 2001, we closed our Walterboro, South Carolina ball manufacturing facility in keeping with our strategy to redistribute our global productive capacity. Because of the shift in production from the U.S. to Europe in connection with the establishment of our Ireland facility and

Euroball operations, the Walterboro facility was no longer needed. The precision ball production of the Walterboro facility has been fully absorbed by our remaining U.S. ball and roller manufacturing facilities. In 2001, we recorded pre-tax charges associated with the closing of $1.9 million, including a $1.1 million asset impairment charge and $750,000 related to employee severance costs. These amounts are reflected as restructuring and impairment costs in our consolidated financial statements. The building, along with certain machinery and equipment, is held for sale as of December 31, 2001. These assets are carried on our balance sheet with an aggregate value of $4.3 million as of March 31, 2002.

    In December 2001, we sold our minority interest in a Chinese ball manufacturer to our partner for cash of $622,000 and a note of $3.3 million. In 2001, we recorded a non-cash, after-tax loss on this sale of $144,000.

Critical Accounting Policies

    Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to the financial statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, useful lives of depreciable assets, inventory valuation, asset impairment recognition, accounts receivable, business combination accounting and pension and post-retirement benefits. Due to the estimation processes involved, we consider the following summarized accounting policies and their application to be critical to understanding our business operations, financial condition and results of operations. There can be no assurance that actual results will not significantly differ from the estimates used in these critical accounting policies.

  Accounts Receivable

    In establishing allowances for doubtful accounts, we continuously perform credit evaluations of our customers, considering numerous inputs when available including the customers' financial position, past payment history, relevant industry trends, cash flows, management capability, historical loss experience and economic conditions and prospects. Due to the bankruptcy of one plastic clip customer and other write-offs, we experienced $1.7 million of bad debt expense during 2001 versus none during 2000.

  Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Our inventories are not generally subject to obsolescence due to spoilage or expiring product life cycles. We operate generally as a make-to-order business. However, we also stock products for certain customers in order to meet delivery schedules.

  Acquisitions and Acquired Intangibles

    Our acquisitions typically result in intangible assets and goodwill which may affect the amount of possible future impairment expense that we may incur. The determination of the value of such intangible assets and goodwill as well as the determination of their useful lives require us to make estimates that affect our consolidated financial statements.

  Impairment of Long-Lived Assets

    Our long-lived assets include property, plant and equipment and goodwill. The recoverability of such long-term investments is dependent on the performance of the assets in question, as well as volatility inherent in the external markets served by those assets. In assessing potential impairment for these investments, we will consider these factors as well as forecasted financial performance. Future adverse changes in market conditions or adverse operating results of the underlying investments could result in our having to record impairment charges not previously recognized.

  Pension and Post-retirement Obligations

    We use several assumptions in determining our periodic pension and post-retirement expense and obligations. These assumptions include determining an appropriate discount rate and rate of compensation increase, as well as the remaining service period of active employees. We use an independent actuary to calculate the periodic pension and post-retirement expense and obligations based upon these assumptions and actual employee census data.

  Useful Lives of Depreciable Assets

    We use judgment in determining the estimated useful lives of our depreciable long-lived assets. The estimate of useful lives is determined by our historical experience with the type of asset purchased, which is impacted by our preventative maintenance programs. We begin depreciation on our long-lived assets when they are substantially put into service.

Results of Operations

    The following table shows, for the periods indicated, selected financial data and the percentage of the Company's net sales represented by each income statement line item presented.

                                                       As a percentage of Net Sales
                                                    ------------------------------------
                                                                            Quarter Ended
                                                    Year Ended December 31,   March 31,
                                                    ----------------------  ------------
                                                     1999    2000    2001    2001   2002
                                                    -----   -----   -----   -----  -----
Net sales.......................................... 100.0%  100.0%  100.0%  100.0% 100.0%
Cost of products sold..............................  70.3    71.1    76.4    76.0   75.3
                                                    -----   -----   -----   -----  -----
Gross profit.......................................  29.7    28.9    23.6    24.0   24.7
Selling, general and administrative expenses.......   8.0     8.8     9.1     8.0    9.5
Depreciation and amortization......................   7.2     6.9     7.4     6.6    6.0
Restructuring and impairment costs.................    --      --     1.3      --    0.2
                                                    -----   -----   -----   -----  -----
Income from operations.............................  14.5    13.2     5.9     9.4    9.0
Interest expense...................................   0.6     1.3     2.2     2.4    1.3
Equity in earnings of unconsolidated affiliates....    --      --      --    (0.1)    --
Net gain on involuntary conversion.................    --    (0.6)   (2.2)     --     --
Other income.......................................    --    (0.1)    0.1    (0.3)  (0.8)
                                                    -----   -----   -----   -----  -----
Income before provision for income taxes...........  13.9    12.6     5.9     7.4    8.5
Provision for income taxes.........................   4.8     4.5     2.3     3.3    3.2
Minority interest in income of consolidated
  subsidiaries.....................................    --     0.5     1.0     1.1    1.4
                                                    -----   -----   -----   -----  -----
Income before cumulative effect of change in
  accounting principle.............................   9.1     7.6     2.6     3.1    3.9
Cumulative effect of change in accounting principle    --      --      --     0.2     --
                                                    -----   -----   -----   -----  -----
Net income.........................................   9.1%    7.6%    2.6%    2.9%   3.9%
                                                    =====   =====   =====   =====  =====

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001

    Net Sales. Net sales decreased by approximately $3.0 million, or 6.0%, from $50.2 million for the first quarter of 2001 to $47.2 million for the first quarter of 2002. By segment, sales decreased $2.6 million and $3.6 million for our Domestic Ball and Roller and Euroball segments, respectively. These decreases were due mainly to decreased demand for our products as a result of the economic environment. This decrease was partially offset by a $3.2 million increase in the Plastics segment's sales resulting from the inclusion of a full quarter of Delta's results in 2002 as well as sales increases at NN Arte and IMC.

    Gross Profit. Gross profit decreased approximately $375,000, or 3.1%, from $12.0 million for the first quarter of 2001 to $11.7 million for the first quarter of 2002. Sales volume decreases in our Domestic Ball and Roller segment were offset by cost savings associated with the closing of the Walterboro facility, resulting in a net $627,000 decrease. Sales volume decreases in the Euroball segment were similarly offset by cost reductions, resulting in a net $784,000 decrease. These decreases were partially offset by the Plastic segment's operations, where gross profit improved by approximately $1.0 million. The inclusion of a full quarter of Delta's results accounted for $515,000 of the increase while improved profitability at NN Arte and IMC accounted for the balance of the increase. As a percentage of net sales, gross profit increased from 24.0% in the first quarter of 2001 to 24.7% for the same period in 2002. This increase in gross profit as a percentage of sales was due primarily to cost savings associated with the closing of the Walterboro facility as well as other cost reduction and containment programs initiated during 2001.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $484,000, or 12.1%, from $4.0 million in the first quarter of 2001 to $4.5 million in the first quarter of 2002. Expense increases included $260,000 for strategic planning and information technology initiatives at Euroball,$172,000 for advisory services associated with our analysis of strategic alternatives, and $168,000 for expenses associated with the inclusion of a full quarter of Delta's operations. Offsetting these increases were savings from various cost reduction and containment programs. Reflecting our lower sales levels, selling, general and administrative expenses as a percentage of net sales, increased from 8.0% for the first quarter of 2001 to 9.5% for the same period in 2002.

    Depreciation and Amortization. Depreciation and amortization expense decreased by approximately $485,000, or 14.6%, from $3.3 million for the first quarter of 2001 to $2.8 million for the same period in 2002. The adoption of FASB Statement No. 142 eliminated the amortization of goodwill and contributed $405,000 of the decrease. Reclassification of the Walterboro facility and certain equipment as assets held for sale reduced depreciation and amortization expense by an additional $325,000. Partially offsetting these reductions were $203,000 of depreciation and amortization expenses associated with the inclusion of a full quarter of Delta's results in 2002. As a percentage of net sales, depreciation and amortization expense decreased from 6.6% in the first quarter of 2001 to 6.0% in the first quarter of 2002.

    Restructuring and Impairment Costs. We recorded a restructuring charge of $78,000 in the first quarter of 2002. The restructuring costs principally pertain to our decision to close the Walterboro facility in 2001. The $78,000 charge represents the accrual for additional severance costs related to the closing of this facility. Restructuring costs represent 0.2% of net sales in the first quarter of 2002. There were no similar charges during the first quarter of 2001.

    Interest Expense. Interest expense decreased by approximately $581,000 from $1.2 million in the first quarter of 2001 to $601,000 during the same period in 2002. This was due to lower interest rates on our credit facilities, as well as a decline in outstanding indebtedness. Total debt decreased from $70.4 million at March 31, 2001 to $54.0 million at March 31, 2002. As a percentage of net sales, interest expense decreased from 2.4% in the first quarter of 2001 to 1.3% for the same period in 2002.

    Equity in Earnings of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates decreased from earnings of $49,000 in the first quarter of 2001 to none during the same period of 2002. The decrease is due to the sale of our minority interest in a Chinese ball manufacturer, effective December 21, 2001.

    Minority Interest in Consolidated Subsidiaries. Minority interest in consolidated subsidiaries represents the interest of the minority partners of Euroball and the minority partners of NN Arte's parent company. Reflecting Euroball's increased earnings, minority interest in consolidated subsidiaries increased $182,000 from $536,000 for the first quarter of 2001 to $668,000 for the first quarter of 2002.

    Net Income. Net income increased by $400,000, or 27.6%, from $1.4 million for the first quarter of 2001 to $1.8 million for the same period in 2002. As a percentage of net sales, net income increased from 2.9% in the first quarter of 2001 to 3.9% for the first quarter of 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

    Net Sales. Our net sales increased $48.0 million, or 36.3%, from $132.1 million in 2000 to $180.2 million in 2001. The inclusion of a full year of Euroball sales contributed $46.1 million of the increase, excluding the performance of our facility in Ireland, which we owned prior to the formation of Euroball. In addition, the inclusion of 10.5 months of Delta's net sales in 2001 contributed $14.0 million of the increase. Offsetting this increase were decreased sales in the Domestic Ball and Roller and Plastics segments in the last half of the year due to slowing demand related to the overall economic environment in the U.S. Decreased sales during the year for the Plastics segment were also due to decreased sales to one customer.

    Gross Profit. Gross profit increased by $4.4 million, or 11.4%, from $38.2 million in 2000 to $42.6 million in 2001. Euroball contributed $10.1 million of gross profit, net of the contribution of our Ireland facility. The inclusion of 10.5 months of Delta's results contributed $3.3 million in gross profit. Offsetting these increases, sales volume deterioration in the Domestic Ball and Roller and Plastics segments decreased gross profit $9.0 million. Gross profit decreased from 28.9% of net sales in 2000 to 23.6% of net sales in 2001 due to the aforementioned sales volume deterioration and to a lesser degree, product mix changes at the Plastics segment.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.8 million, or 41.6%, from $11.6 million in 2000 to $16.4 million in 2001. The inclusion of a full year of Euroball results, net of the contribution of our Ireland facility, accounted for $3.5 million of the increase. The inclusion of 10.5 months of Delta's results accounted for $1.2 million of the increase. Additionally, bad debt expense primarily related to the bankruptcy filing of a major Plastics segment customer contributed $814,000. Offsetting these increases were decreased spending related to various cost reduction and cost containment efforts. As a percentage of net sales, selling, general and administrative expenses increased from 8.8% in 2000 to 9.1% in 2001.

    Depreciation and Amortization. Depreciation and amortization expenses increased $4.2 million, or 45.6%, from $9.2 million in 2000 to $13.3 million in 2001. The inclusion of a full year of Euroball results, net of the contribution of our facility in Ireland, accounted for $2.8 million of the increase. The inclusion of 10.5 months of Delta's results accounted for $1.1 million of the increase. As a percentage of net sales, depreciation and amortization increased from 6.9% in 2000 to 7.4% in 2001.

    Restructuring and Impairment Costs. Restructuring and impairment costs increased by $2.3 million from none in 2000 to $2.3 million in 2001. The increase includes a $1.1 million charge for the recording of impairment on our Walterboro facility, a $750,000 charge related to employee severance costs related to the closing of the Walterboro facility and a $365,000 charge related to Euroball. Restructuring and impairment costs were 1.3% of net sales during 2001.

    Interest Expense. Interest expense increased by $2.2 million from $1.8 million in 2000 to $4.0 million in 2001. Interest expense related to the purchase of Delta accounted for $1.0 million of the increase. Additionally, the inclusion of a full year of interest expense related to the debt incurred by Euroball accounted for approximately $1.0 million of the increase. As a percentage of net sales, interest expense increased from 1.3% in 2000 to 2.2% in 2001.

    Equity in Earnings of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates decreased from $48,000 in 2000 to none in 2001. The decrease is due to the sale of our minority interest in a Chinese ball manufacturer, effective December 21, 2001.

    Net Gain on Involuntary Conversion. We recognized a net gain on involuntary conversion of $3.9 million in 2001 related to insurance proceeds as a result of the March 12, 2000 fire at the Erwin facility.

    Minority Interest in Consolidated Subsidiaries. Minority interest in consolidated subsidiaries increased $1.1 million from $660,000 in 2000 to $1.8 million in 2001. This increase is due entirely to Euroball, which has been consolidated since its formation on August 1, 2000.

    Net Income. Net income decreased $5.3 million, or 53.3%, from $10.0 million in 2000 to $4.7 million in 2001. As a percentage of net sales, net income decreased from 7.6% in 2000 to 2.6% in 2001.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

    Net Sales. Our net sales increased $46.8 million, or 54.9%, from $85.3 million in 1999 to $132.1 million in 2000. The formation of Euroball in August 2000 contributed $30.4 million of the increase, adjusting for the third and fourth quarter sales of our facility in Ireland, which were consolidated into our results prior to the formation of Euroball. Additionally the inclusion of a full year of IMC's net sales contributed $12.9 million of the increase. The remainder of the increase was due to increased ball and roller sales in the first half of the year, offset by slowing domestic demand for balls and rollers in the second half of the year. We experienced decreased sales in the second half of the year for the Plastics segment due primarily to the bankruptcy of one customer.

    Gross Profit. Gross profit increased by $12.9 million, or 50.8%, from $25.3 million in 1999 to $38.2 million in 2000. Adjusting for our Ireland facility's third and fourth quarter gross profit, Euroball accounted for $7.5 million of the increase. The inclusion of a full year of IMC's gross profit contributed $4.0 million in gross profit. The remainder of the increase was primarily attributed to increased sales at the Domestic Ball and Roller segment. To a lesser degree, decreased costs at the Domestic Ball and Roller segment contributed to the increase in gross profit. As a percentage of net sales, gross profit decreased from 29.7% in 1999 to 28.9% in 2000.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.7 million, or 68.8%, from $6.9 million in 1999 to $11.6 million in 2000. The Euroball segment, net of the contribution of our Ireland facility, accounted for $2.4 million of the increase. The inclusion of a full year of IMC's results accounted for $1.6 million of the increase. The remainder of the increase was primarily attributed to increased administrative expenses associated with our business development activity during the year. As a percentage of net sales, selling, general and administrative expenses increased from 8.0% in 1999 to 8.8% in 2000.

    Depreciation and Amortization. Depreciation and amortization expenses increased $3.0 million, or 49.5%, from $6.1 million in 1999 to $9.2 million in 2000. The addition of Euroball, net of the contribution of our facility in Ireland, accounted for $2.4 million of the increase. The inclusion of a full year of IMC's results accounted for the remainder of the increase. As a percentage of net sales, depreciation and amortization decreased from 7.2% in 1999 to 6.9% in 2000.

    Interest Expense. Interest expense increased by $1.3 million from $523,000 in 1999 to $1.8 million in 2000. Interest expense related to the debt incurred by Euroball accounted for $622,000 of the increase. Additionally, the inclusion of a full year of interest expense related to the purchase of the IMC business accounted for approximately $500,000 of the increase. The remainder of the increase was due to increased expenditures associated with our business development activity during 2000. Additionally, the timing of expenditures associated with the March 12, 2000 fire and the reimbursement of insurance proceeds caused an increase in the amount outstanding under our domestic line of credit. As a percentage of net sales, interest expense increased from 0.6% in 1999 to 1.3% in 2000.

    Equity in Earnings of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates increased from none in 1999 to $48,000 in 2000. The increase was due to our share of earnings from our interest in a Chinese ball manufacturer. Earnings from this interest were offset by losses incurred from the start-up of the marketing arm of this venture and losses sustained from start-up expenses from the investment in Mexico.

    Net Gain on Involuntary Conversion. We had a gain on involuntary conversion of $728,000 in 2000 related to the excess of insurance proceeds over the net book value of assets destroyed and direct costs incurred as a result of the March 12, 2000 fire at the Erwin facility.

    Minority Interest in Consolidated Subsidiaries. Minority interest in consolidated subsidiaries increased from none in 1999 to $660,000 in 2000. This increase is due entirely to Euroball.

    Net Income. Net income increased $2.2 million, or 28.7%, from $7.8 million in 1999 to $10.0 million in 2000. As a percentage of net sales, net income decreased from 9.1% in 1999 to 7.6% in 2000.

Liquidity and Capital Resources

    We have a $25 million senior non-secured revolving credit facility, expiring on July 25, 2003, and a senior non-secured term loan for $35 million expiring on July 1, 2006. Amounts outstanding under the revolving facility and the term loan facility bear interest at a floating rate equal to LIBOR (1.88% at March 31, 2002) plus an applicable margin of 0.75% to 2.00% based upon calculated financial ratios. The loan agreement contains customary financial and non-financial covenants. Restrictive covenants specify, among other things, restrictions on the incurrence of indebtedness, payment of dividends, capital expenditures, and the maintenance of certain financial ratios. We were in compliance with all such covenants as of March 31, 2002. At March 31, 2002, $11.1 million was available under these facilities.

    We intend to use the net proceeds to the Company from this offering to
reduce the term loan portion of our borrowings.   On July 12, 2002, we amended
our U.S. credit facility to convert the term loan portion into a reducing revolving credit line providing initial availability equivalent to the balance of the term loan prior to the offering. Amounts available for borrowing under this facility will be reduced by $7.0 million per annum and the facility will expire on July 1, 2006. This facility will provide us with access to funds for future strategic acquisitions and outsourcing alliances involving captive production businesses that offer us the opportunity to further penetrate existing markets or expand into new geographic markets. We are engaged in preliminary discussions with a number of prospective acquisition candidates, but have not entered into a preliminary or definitive agreement for any potential acquisition at the present time. We cannot assure you concerning when or whether any potential acquisition might be completed.

    In addition, our partners in Euroball have the right to require us to purchase their interests in that entity beginning in January 2003, based on a formula using Euroball's historical net income and cash flow. As a result, the exact amount of the purchase price cannot be determined until the put right is exercised. Applying the formula at March 31, 2002, the amount payable in the event both parties exercised their put rights would have been Euro 22.8 million or $18.9 million (applying the exchange rate for Euros on that date).

    In July 2000, Euroball and its subsidiaries entered into a senior secured revolving credit facility of Euro 5.0 million, expiring on July 15, 2006, and a senior secured term loan of Euro 36.0 million, expiring on July 15, 2006. On July 31, 2000, upon closing of the joint venture, Euroball borrowed a total of Euro 31.5 million against these facilities for acquisition financing. Additional working capital and capital expenditure financing are provided for under the facility. Amounts outstanding under the facilities accrue interest at a floating rate equal to EURIBOR (3.36% at March 31, 2002) plus an applicable margin of 1.125% to 2.25% based upon calculated financial ratios. The loan agreement contains various restrictive covenants that specify, among other things, restrictions on the incurrence of indebtedness and the maintenance of certain financial ratios. These facilities also include certain negative pledges. Euroball was in compliance with all such covenants as of March 31, 2002. At March 31, 2002, Euro 3.6 million was available to Euroball under these facilities.

    To date, cash generated by Euroball and its subsidiaries has been used exclusively for general Euroball-specific purposes including investments in plant, property and equipment and prepayment of the Euroball senior secured term loan, which is secured by Euroball and its subsidiaries. Accordingly, no dividends have been declared or paid that may have been used by the Company to pay down our domestic credit facilities. While the Company controls the declaration of such dividends, we only receive 54% of the cash distributed--in accordance with our ownership percentage in Euroball. We anticipate future cash generated by Euroball will continue to be used for Euroball-specific activities.

    Distributions of cash by Euroball to the Company are subject to U.S. corporate income taxes. Therefore, our ability to deploy cash generated by Euroball to meet the funding needs of our domestic operations is limited by the tax effects associated with the repatriation of those funds.

    Our arrangements with our domestic customers typically provide that payments are due within 30 days following the date we ship the goods, while arrangements with foreign customers served from our U.S. facilities generally provide that payments are due within either 90 or 120 days following the date of shipment. Euroball provides its customers with 30 day payment terms from product shipment. Under our inventory management program with certain European customers, payments typically are due within 30 days after the customer uses the product. Our net sales and receivables can be influenced by seasonality due to our relative percentage of European business coupled with many foreign customers ceasing or significantly slowing production during the month of August.

    We bill and receive payment from some of our foreign customers in Euro or other currencies. To date, we have not been materially adversely affected by currency fluctuations or foreign exchange restrictions. To manage risks associated with currency fluctuations and foreign exchange restrictions, we have strategies in place, including a hedging program, which allows management to hedge foreign currencies when exposures reach certain levels. However, we have not entered into any currency hedges in 2001 or during the current year. A strengthening of the U.S. dollar against foreign currencies could impair the ability of the Company to compete with international competitors for foreign as well as domestic sales.

    Working capital, which consists principally of accounts receivable, inventories and accounts payable was $20.7 million at March 31, 2002 as compared to $17.9 million at December 31, 2001. The ratio of current assets to current liabilities increased from 1.47 to 1 at December 31, 2001 to 1.53 to 1 at March 31, 2002. Cash flow from operations decreased from $3.5 million during the first three months of 2001 to $1.1 million during the first three months of 2002.

    During 2002, we plan to spend approximately $6.8 million on capital expenditures (of which approximately $849,000 has been spent through March 31, 2002) including the purchase of additional machinery and equipment at all of our domestic and international ball facilities. We intend to finance these activities with cash generated from operations and funds available under the credit facilities described above. We believe that funds generated from operations, borrowings from the credit facilities and the proceeds of this offering will be sufficient to finance our working capital needs and projected capital expenditure requirements through December 2003.

The Euro

    We currently have operations in Italy, Germany and Ireland, all of which are Euro participating countries, and we sell product to customers in many of the participating countries. The Euro has been adopted as the functional currency at all of Euroball's locations.

Seasonality and Fluctuation in Results of Operations

    Our net sales historically have been seasonal in nature, and as foreign sales have increased as a percentage of total sales, seasonality has become a more significant factor for the Company in that many foreign customers cease production during the month of August.

Inflation and Changes in Prices

    While our operations have not been affected by inflation during recent years, prices for 52100 chrome steel and other raw materials are subject to change. For example, during 1995, due to an increase in worldwide demand for 52100 chrome steel and the decrease in the value of the U.S. dollar relative to foreign currencies, we experienced an increase in the price of 52100 chrome steel and some difficulty in obtaining an adequate supply of 52100 chrome steel from our existing suppliers. In our U.S. operations, our typical pricing arrangements with steel suppliers are subject to adjustment once every six months. In an effort to limit our exposure to fluctuations in steel prices, we have generally avoided the use of long-term, fixed price contracts with our customers. Instead, we typically reserve the right to increase product prices periodically in the event of increases in our raw material costs.

Historically, we have been able to minimize the impact on our operations resulting from the 52100 chrome steel price increases by taking such measures. Certain sales agreements are in effect with SKF and INA/FAG which provide for minimum purchase quantities and specified, annual sales price adjustments that may be modified up or down for changes in material costs. These agreements expire during 2006.

Recently Issued Accounting Standards

    In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." Statement No. 133 and Statement No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. Statement No. 133 and Statement No. 138 became effective for us January 1, 2001.

    In June 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but rather, periodically tested for impairment. The effective date of Statement No. 142 is January 1, 2002. As of the date of adoption, we had unamortized goodwill of approximately $39.8 million, which will be subject to the provisions of Statement No. 142. As a result of adopting these standards in the first quarter of 2002, we no longer amortize goodwill. We estimate that amortization expense for goodwill would have been approximately $2.1 million (or $1.2 million net of tax and minority interest) for 2002. We are currently evaluating the impact of adoption of Statement No. 142 related to the transitional goodwill impairment review required by the new standards during the first six months after adoption.

    In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 requires capitalizing any asset retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of Statement No. 143 is required for fiscal years beginning after June 15, 2002. We are currently evaluating the impact of adoption of Statement No. 143.

    In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Statement No. 144 supercedes Statement No. 121 but retains many of its fundamental provisions. Additionally, Statement No. 144 expands the scope of discontinued operations to include more disposal transactions. The provisions of Statement No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted Statement No. 144 effective January 1, 2002. We believe that no asset impairment exists under the provisions of Statement No. 144 that would materially affect our financial condition.

                                   BUSINESS

The Company

    NN manufactures and supplies high precision bearing components, consisting of balls, rollers, seals and retainers, for leading bearing manufacturers on a global basis. We are the leading independent manufacturer of precision steel bearing balls for the North American and European markets. In 1998, we began implementing a strategic plan designed to position us as a worldwide supplier of a broad line of bearing components. Through a series of acquisitions executed as part of that plan, we have built on our strong core ball business and greatly expanded our bearing component product offering. Today, we offer the industry's most complete line of bearing components. We emphasize engineered products that take advantage of our competencies in product design and high tolerance manufacturing processes. Our bearing customers use our components in fully assembled ball and roller bearings, which serve a wide variety of industrial applications in the transportation, electrical, agricultural, construction, machinery, mining and aerospace markets.

Our Competitive Strengths

    We believe that the following elements provide us with significant competitive strengths in our markets:

   . High Precision, Low-Cost Manufacturing Capabilities. Our focus on lean manufacturing and continuous improvement have earned us a reputation as a supply chain partner that our customers can rely upon to deliver value-added components. We believe that our proprietary machinery, manufacturing processes and attention to quality and service are competitive advantages that allow us to consistently provide high quality precision products that meet exacting tolerances. For example, our grade 3 balls are manufactured to within three-millionths (0.000003) of an inch of roundness and our seal, retainer and plastic products are known for meeting the strict tolerances demanded by our customers. Our efforts to eliminate inefficient processes and improve productivity have enabled us to maintain our status as a low-cost producer.

   . Leading Outsourcing Alternative to Captive Manufacturing. Euroball is the bearing industry's largest component outsourcing initiative and is an important milestone for the bearing component industry. This innovative model has enhanced the industry's awareness of the benefits of outsourcing and has established us as a proven, independent alternative to captive manufacturing. Our ability to focus solely on component manufacturing allows us to provide our customers with lower cost, higher quality products and improved customer service levels over captive manufacturing operations. Outsourcing also enables our customers to redirect critical capital investments.

   .  Uniquely Positioned as Integrated Supplier of Bearing
      Components. Through our recent acquisitions, we have become a leading independent supplier with the industry's most complete line of bearing components. Our core ball and roller product offerings, complemented by our more recently acquired bearing retainer and seal products, have allowed us to expand our key customer relationships by offering them the value of a single supply chain partner for a wide variety of components.

   . Established Operating Expertise. Our experienced management team continues to be successful in implementing our strategic plan by completing and integrating three major acquisitions since 1998 and executing significant cost rationalization programs domestically and in Europe. Our nine senior managers average over 13 years of experience in the bearing component industry, which has allowed us to establish excellent working relationships with major bearing companies. Our management team has a proven track record of successfully managing our global businesses through international economic cycles, including the most recent economic downturn.

Our Business Strategy

    Our strategic plan is designed to increase our revenues, income and long-term shareholder value by:

   . Expanding Our Global Presence. We believe that maintaining production facilities in proximity to our major customers' manufacturing operations is essential. We see significant opportunities to increase market share and maintain our competitive cost advantage by expanding our global presence. We established our European presence in 1997 and, through Euroball, have become Europe's leading provider of precision balls to the bearing industry. We see further opportunities to expand our global manufacturing base to Asia, Eastern Europe and other geographic regions to more effectively serve the customers in these markets.

   . Expanding Our Bearing Component Product Offerings. We seek to build on existing customer relationships and our core manufacturing and service competencies by diversifying into additional bearing component businesses. Our acquisitions have given us full-service design and production capabilities in bearing seals and plastic bearing retainers. These products serve the same global bearing customers as our core ball and roller products. As a result, we are able to provide, as a single independent company, a more diversified product offering to our global bearing customers.

   . Continuing to Pursue Strategic Acquisitions and Alliances. Because much of the world's bearing production capacity is located outside of the U.S., we have sought to develop an effective way to serve our customers on a global basis and expand these critical customer relationships. We believe that outsourcing transactions and strategic acquisitions represent the most effective way to expand these relationships. The success of our approach, as in the case of Euroball, provides a framework for future strategic alliances and for future acquisitions of our customers' captive bearing component operations.

Products

    Precision Steel Balls. We offer high quality, precision steel balls ranging in diameter from 1/8 of an inch to 12 1/2 inches. We produce and sell balls in grades ranging from grade 3 to grade 1000 as established by the American Bearing Manufacturers Association. The grade number for a ball or a roller indicates the degree of spherical or cylindrical precision of the ball or roller; for example, grade 3 balls are manufactured to within three-millionths of an inch of roundness and grade 50 rollers are manufactured to within fifty-millionths of an inch of roundness. Our steel balls are used primarily by manufacturers of anti-friction bearings where precise spherical, tolerance and surface finish accuracies are required.

    Steel Rollers. We manufacture rollers in a wide variety of sizes, ranging from grade 50 to grade 1000, that are the primary components of anti-friction bearings that are subjected to heavy load conditions. Our roller products are used primarily for applications similar to those of our ball product lines, plus hydraulic pumps and motors.

    Bearing Seals and Retainers. We manufacture and sell a wide range of precision bearing seals produced through a variety of compression and injection molding processes and adhesion technologies to create rubber-to-metal bonded bearing seals. The seals are used in applications for automotive, industrial, agricultural, mining and aerospace markets. We also manufacture and sell high precision plastic retainers for ball and roller bearings used in a wide variety of industrial applications. Retainers are used to separate and space balls or rollers within a fully assembled bearing.

    Precision Plastic Components. We also manufacture and sell a wide range of specialized plastic products including automotive under-the-hood components, electronic instrument cases and precision electronic connectors and lenses, as well as a variety of other specialized parts.

Customers

    Our bearing component products are supplied primarily to bearing manufacturers for use in a broad range of industrial applications, including transportation, electrical, agricultural, construction, machinery, mining and aerospace. We supply over 500 customers; however, our top 10 customers account for approximately 73% of our revenue. These top 10 customers include SKF, INA/FAG, Torrington, GKN, SNR, Koyo, NTN, Timken, Delphi, and NSK. In 2001, 40% of our products was sold to customers in North America, 50% to customers in Europe, and the remaining 10% to customers located throughout the rest of the world, primarily Asia. As seen in the chart below, our top two customers constituted approximately 54% of sales in 2001, demonstrating our long-term, strategic relationships with these key customers. Historically, we have increased our supply to SKF and INA/FAG on an annual basis and we have almost tripled our sales to these two companies since 1999. These gains are directly attributed to the success of Euroball and our efforts to develop a closer partnering relationship with our global bearing customers.




                                    [CHART]

SFK                35.0%
Other              27.0%
INA/FAG            19.0%
NSK                 2.375%
AP                  2.375%
Torrington          2.375%
Delphi              2.375%
Timken              2.375%
NTN                 2.375%
SNR                 2.375%
GKN                 2.375%

    Certain customers have contracted to purchase all of their bearing component requirements from us, although they are not obligated to purchase any specific amounts. While firm orders are generally received on a monthly basis, we are normally aware of future order levels well in advance of the placement of a firm order. For our domestic ball and roller operations, we maintain a computerized, bar coded inventory management system with most of our major customers that enables us to determine on a day-to-day basis the amount of these components remaining in a customer's inventory. When such inventories fall below certain levels, we automatically ship additional product.

    Euroball has entered into six-year supply agreements with SKF and INA/FAG providing for the purchase of Euroball products in amounts and at prices that are subject to adjustment on an annual basis. The agreements contain provisions obligating Euroball to maintain specified quality standards and comply with various ordering and delivery procedures, as well as other customary provisions. SKF may terminate its agreement if, among other things, Euroball acquires or becomes acquired by a competitor. INA/FAG may terminate its agreement if , among other things, Euroball assigns its rights under the agreement, whether voluntarily or by operation of law.

    As shown in the chart below, the addition of the retainer and seal product lines have further enhanced many of our key customer relationships, making us a more complete and integrated supplier of bearing component parts.

                                                            Products
                                                 -------------------------------
   Name    Country          Description          Balls & Rollers Seals Retainers
---------- ------- ----------------------------- --------------- ----- ---------
SKF        Sweden  Global bearing manufacturer          X          X       X
INA/FAG    Germany Global bearing manufacturer          X          X       X
Torrington USA     Global bearing manufacturer          X          X       X
NTN        Japan   Global bearing manufacturer          X          X       X
SNR        France  Global bearing manufacturer          X
Timken     USA     Global bearing manufacturer                     X       X
Delphi     USA     Automotive component supplier        X          X       X
Koyo       Japan   Global bearing manufacturer          X          X       X
AP         USA     Automotive component supplier                           X
NSK        Japan   Global bearing manufacturer          X                  X

Sales and Marketing

    A primary emphasis of our marketing strategy is to expand key customer relationships by offering them the value of a single supply chain partner for a wide variety of components. As a result, we have integrated our sales organization on a global basis across all of our product lines. Our sales organization includes seven direct sales and 12 customer service representatives. Due to the technical nature of many of our products, our engineers and manufacturing management personnel also provide technical sales support functions, while internal sales employees handle customer orders and other general sales support activities.

    Our bearing component marketing strategy focuses on increasing our outsourcing relationships with global bearing manufacturers that maintain captive bearing component manufacturing operations. Our marketing strategy for our other precision plastic products is to offer custom manufactured, high quality, precision parts to niche markets with high value-added characteristics at competitive price levels. This strategy focuses on relationships with key customers that require the production of technically difficult parts, enabling us to take advantage of our strengths in custom product development, tool design, and precision molding processes.

Manufacturing Process

    We have become a leading independent bearing component manufacturer through exceptional service and high quality manufacturing processes. We are recognized throughout the industry as a low-cost producer. For example, with balls, we have the ability to design and build our own production machinery at a lower overall cost than the equivalent machines in the commercial marketplace. In addition to the significant capital cost savings associated with our proprietary machine design, a more significant benefit is the reduced manufacturing time needed to produce our high precision balls and rollers. Because our ball and roller manufacturing processes incorporate the use of standardized tooling, load sizes, and process technology, we are able to produce large volumes of products while maintaining high quality standards.

    The key to our low-cost, high quality production of seals and retainers is the incorporation of customized engineering into our manufacturing processes. We employ 20 skilled engineers who design and customize the tooling necessary to meet the needs of each customer's product. This design process includes the testing and quality assessment of each product.

Suppliers

    The primary raw material used in our ball and roller business is 52100 chrome steel in rod and wire form, and in 2001 it accounted for approximately 97% of the steel we use. The 52100 chrome steel balls have a high degree of hardness, provide excellent resistance to wear and deformation and are used primarily by manufacturers of anti-friction ball bearings where precise spherical and tolerance accuracies are required. Our other steel requirements include type 440C stainless steel and type S2 rock bit steel.

    We purchase substantially all of our 52100 chrome steel requirements from foreign sources in Europe and Japan. Because the vast majority of the 52100 chrome steel we use has been exempted from recent U.S. tariffs on imported steel, we have not been materially affected by import regulations. We allocate steel purchases among suppliers on the basis of price and, more significantly, composition and quality. The pricing arrangements with our suppliers are typically subject to adjustment once every six months. In general, we do not enter into written supply agreements with suppliers or commit to maintain minimum monthly purchases of steel.

    We have established a supply alliance with The Torrington Company, a subsidiary of Ingersoll-Rand, to leverage our combined supply requirements. The purchasing entity is empowered to negotiate and execute supply agreements for both companies. Because we both use similar raw materials from many common sources, we believe the potential synergies in raw material procurement will be of significant value.

    The primary raw materials used in our plastic products are engineered resins. We purchase substantially all of our resin requirements from domestic manufacturers and the majority of these suppliers are international companies with resin manufacturing facilities located throughout the world. Our seal operation uses a variety of rubber molds and metal stampings that we purchase from four main suppliers with which we have had long-term relationships.

Competition

    The global market for bearing components is highly competitive, with the majority of production represented by the captive production operations of certain large bearing manufacturers and the balance represented by independent manufacturers. All of the captive manufacturers, and many independent manufacturers, are significantly larger than we and have greater resources than do we. Our competitors are continuously exploring and implementing improvements in technology and manufacturing processes in order to improve product quality, and our ability to remain competitive will depend, among other things, on whether we are able to keep pace with such quality improvements in a cost effective manner.

    Our primary foreign competitors include Amatsuji Steel Ball Manufacturing Company, Ltd. ("AKS") and Tsubaki Nakashima Company, Ltd. ("Tsubaki"), and our main domestic competitor is Hoover Precision Products, Inc., a wholly-owned subsidiary of Tsubaki. While AKS and Tsubaki control a majority of the market share in Asia, and Tsubaki, through its Hoover subsidiary, has comparable share to ours in the Americas, neither has significant market share in Europe. We compete effectively through our precision manufacturing capabilities, reputation for consistent quality and reliability, and high employee productivity.

    Seal and retainer manufacturers compete on price, custom quality, tool engineering capabilities, and lead-time. Our primary competitor in the bearing retainer segment is Nakanishi Manufacturing Corporation. Nypro, Inc. and Key Plastics are our main competitors in the automotive segment. We believe we compete effectively through our product development capabilities, tool design and fabrication, precision molding processes, and reputation in the marketplace as a quality producer of technically difficult products.

Facilities

    We operate a total of eight facilities in North America and Europe, and our corporate headquarters is located in Johnson City, Tennessee. Our ball and roller facilities consist of over 180,000 square feet in two Tennessee plants and 630,000 square feet in three European plants. Our plastic and rubber bearing components and other products are produced in three plants in Connecticut, Texas and Mexico that total almost 300,000 square feet.

Employees

    As of June 30, 2002, we employed a total of 1,349 full-time employees. Our U.S. ball and roller operations employed 234 workers, Euroball employed 671 workers, our other product operations employed 439 workers, and there were five employees at the Company's corporate headquarters. Of our total employment, 19% are management/staff employees and 81% are production employees. We believe we are able to attract and retain high quality employees because of our quality reputation, technical expertise, history of financial and operating stability, attractive employee benefit programs, and our progressive, employee-friendly working environment. Only the employees in the Eltmann, Germany and Pinerolo, Italy plants are unionized and we have never experienced any involuntary work stoppage. We consider our relations with our employees to be excellent.

                                  MANAGEMENT

Board of Directors

    Our board of directors is divided into three classes, with the members of each class serving three-year terms. The following table sets forth information as of the date of this prospectus concerning our directors.

                                                             Term as Director
         Name         Age              Position                  Expires
         ----         ---              --------              ----------------
  Roderick R. Baty... 48  Chairman, Chief Executive Officer,       2003
                          President and Director
  Richard D. Ennen(1) 74  Director                                 2003
  Michael D. Huff(1). 54  Director                                 2004
  Michael E. Werner.. 57  Director                                 2004
  James L. Earsley... 56  Director                                 2005
  G. Ronald Morris... 65  Director                                 2005
  Steven T. Warshaw.. 53  Director                                 2005

--------
(1) Mr. Ennen and Mr. Huff are also selling stockholders.

    Roderick R. Baty has served as President and Chief Executive Officer since July 1997 and was elected Chairman of the Board in September 2001. He joined the Company in July 1995 as Vice President and Chief Financial Officer, and was elected to the Board of Directors in 1995. Prior to joining the Company, Mr. Baty served as President and Chief Operating Officer of Hoover Precision Products, Inc. from 1990 until January 1995, and as Vice President and General Manager of Hoover Precision Products, Inc. from 1985 to 1990.

    Richard D. Ennen is the principal founder of the Company and has been a director of the Company since its formation in 1980. He served as Chairman of the Board from its inception until September 2001, Chief Executive Officer from the Company's inception until 1997, and as President from the Company's inception until 1990. Prior to forming the Company, Mr. Ennen held various management and executive positions with Hoover Precision Products, Inc. (formerly Hoover Universal, Inc.), a division of Tsubakimoto Precision Products Co. Ltd., including Corporate Vice President and General Manager of the ball and roller division. Mr. Ennen has over 40 years of experience in the anti-friction bearing industry.

    Michael D. Huff has served as a director of the Company since its formation in 1980. From 1980 until his retirement in January 1995, Mr. Huff served as the Chief Financial Officer, Treasurer and Secretary of the Company. Before joining the Company, Mr. Huff served as a division controller of Hoover Precision Products, Inc. from 1975 until 1980. Mr. Huff is a member of the American Institute of Certified Public Accountants and the Tennessee Society of Certified Public Accountants.

    Michael E. Werner is a management consultant with Werner Associates, a management consulting firm that Mr. Werner co-founded in 1982 specializing in manufacturing companies. Prior to forming Werner Associates, Mr. Werner served as Director of Strategic Planning and Business Development for the Uniroyal Chemical Company. He also has held positions with the New York Central Company, Western Electric Company and the Continental Group.

    James L. Earsley spent his entire career with, and is the retired chairman of IMC, which was acquired by the Company in July 1999.

    G. Ronald Morris retired in 1999 from Western Industries, Inc., a contract manufacturer of metal and plastic products. Mr. Morris had served as President, Chief Executive Officer and director of Western Industries, Inc. since July 1991. From 1989 to 1991, Mr. Morris served as Chairman of the Board of Integrated Technologies, Inc., a manufacturer of computer software, and from 1988 to 1989, he served as Vice Chairman of Rexnord Corporation, a manufacturer of mechanical power transmission components and related products, including anti-friction bearings. From 1982 to 1988, Mr. Morris served as President and Chief Executive Officer of PT Components, Inc., a manufacturer of mechanical power transmission components and related products that was acquired by Rexnord Corporation in 1988.

    Steven T. Warshaw served as President of Hexcel Schwebel, a global producer of advanced structural materials, from April 2000 to November 2001. Prior to this position, he served from February 1999 as Senior Vice President of Photronics, Inc., a global supplier to the semiconductor industry. From 1996 to 1999, Mr. Warshaw served as President of Olin Microelectronic Materials, a company supplying technologically advanced chemicals, products, and services to semiconductor manufacturers. Mr. Warshaw served in a variety of positions at Olin since 1974, including President of OCG Microelectronic Materials and Vice President of Olin's Chemicals Division.

Management

    The following table sets forth information as of the date of this prospectus concerning certain of our key management personnel.

          Name          Age                     Position
          ----          ---                     --------
  Roderick R. Baty..... 48  Chairman, Chief Executive Officer and President
  Frank T. Gentry, III. 46  Vice President--Manufacturing
  Robert R. Sams....... 44  Vice President--Market Services
  David L. Dyckman..... 37  Vice President--Corporate Development and Chief
                            Financial Officer
  William C. Kelly, Jr. 43  Treasurer, Secretary and Chief Accounting Officer
  Calvin Leach......... 44  Vice President and General Manager--IMC
  Paul N. Fortier...... 40  Vice President and General Manager--Delta
  Dario Galetti........ 47  Managing Director--Euroball
  Larry B. Emerick..... 54  Vice President and General Manager--NN Arte

    Frank T. Gentry, III was appointed Vice President--Manufacturing in August 1995. He is responsible for the global operations of our Ball and Roller and Euroball segments. Mr. Gentry's responsibilities include purchasing, inventory control and transportation. Mr. Gentry joined the Company in 1981, and held various production control positions within the Company from 1981 to August 1995.

    Robert R. Sams has served as Vice President--Market Services since 1999. He joined the Company in 1996 as Plant Manager of the Mountain City, Tennessee facility, and in 1997, became Managing Director of our Kilkenny, Ireland facility. Prior to joining the Company, Mr. Sams held various positions with Hoover Precision Products, Inc. from 1980 to 1994 and was Vice President of Production for Blum, Inc. from 1994 to 1996.

    David L. Dyckman was appointed Vice President--Corporate Development and Chief Financial Officer in April 1998. Prior to joining the Company, Mr. Dyckman served from January 1997 until April 1998 as Vice President--Marketing and International Sales for the Veeder-Root Division of the Danaher Corporation. From 1987 until 1997, Mr. Dyckman held various positions with Emerson Electric Company including General Manager and Vice President of the Gearing Division of Emerson's Power Transmission subsidiary.

    William C. Kelly, Jr. has served as Treasurer since 1995 and as the Company's Chief Accounting Officer since 1994. Prior to that, he was the Company's Assistant Treasurer and Manager of Investor Relations. Prior to joining the Company, Mr. Kelly served from 1988 to 1993 as a Staff Accountant and as a Senior Auditor with the accounting firm of PricewaterhouseCoopers LLP.

    Calvin Leach was named Vice President and General Manager--IMC in January of 2002. Prior to being named Vice President and General Manager, from 1989 to 2002 Mr. Leach held increasingly responsible positions in materials, manufacturing, and operations management at IMC.

    Paul N. Fortier was appointed Vice President and General Manager--Delta in May 2001 shortly after the Company's acquisition of Delta in February 2001. Prior to joining the Company, from 1988 to 2001, Mr. Fortier held a variety of quality, manufacturing, marketing, and general management positions with Siemens AG in its precision materials and general lighting divisions.

    Dario Galetti was named Managing Director--Euroball in August 2000. From 1993 to 2000, he served as the Factory Manager Director of SKF's Pinerolo, Italy ball facility. From 1990 to 1993 he was Factory Manager of the SKF Bari Bearing Factory.

    Larry B. Emerick was named Vice President and General Manager--NN Arte in September 2000. From 1984 to 1988, Mr. Emerick served in a variety of manufacturing management positions with B.F. Goodrich. He held the position of Plant Manager for Oiles Bearing from 1990 to 2000. Mr. Emerick has more than 25 years of cumulative experience in the plastics, metal forming and bearing industries.

                             SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 15, 2002, and as by the stockholders who are selling shares of common stock in this offering, and as adjusted to reflect the sale of shares offered in this prospectus. Unless otherwise noted, to our knowledge, each selling stockholder has sole voting and investment power over the shares shown.

                        Shares Beneficially Owned            Shares Beneficially
                           Prior to Offering        Shares   Owned After Offering
                        ------------------------    Being    -------------------
                           Number     Percent (%) Offered(1) Number   Percent (%)
                        ---------     ----------- ---------- -------  -----------
 Richard D. Ennen(2)... 2,788,868(3)     18.2     2,524,470  264,398      1.5
 Michael D. Huff(4)....   427,227(5)      2.8       374,790   52,437        *
 Charles L. Edmisten(6)   416,386(7)      2.7       365,430   50,956        *
 Leonard Bowman........   300,085         2.0       226,200   73,885        *
 Janet M. Huff.........   225,000         1.5       203,580   21,420        *
 Monica C. Ennen.......   129,900           *       117,780   12,120        *
 Deborah E. Bagierek...    96,869           *        87,750    9,119        *

--------
 *  Amounts are less than one percent.
(1) If the underwriters exercise their over-allotment option in full, Mr. Ennen will sell an additional 264,398 shares, Mr. Huff will sell an additional 39,437 shares, Mr. Edmisten will sell an additional 50,956 shares, Mr. Bowman will sell an additional 23,800 shares, Ms. Huff will sell an additional 21,420 shares, Ms. Ennen will sell an additional 12,120 shares, and Ms. Bagierek will sell an additional 9,119 shares. The Company will pay the SEC registration fee related to the shares of the selling stockholders.
(2) Mr. Ennen currently sits on the Company's Board of Directors and has since the Company's formation in 1980. He was Chairman of the Board from the formation of the Company until September 2001.
(3) Includes 1,800,000 shares held by the Richard D. Ennen Charitable Remainder Unitrust of which Mr. Ennen is the trustee and 200,000 shares held by the Ennen Charitable Trust of which Mr. Ennen is the trustee.
(4) Mr. Huff currently sits on the Company's Board of Directors and has since the Company's formation in 1980.
(5) Includes 13,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.
(6) Mr. Edmisten has been employed by the Company as a technical advisor since resigning as an officer of the Company in 1999.
(7) Includes 403,753 shares held by the C/D Edmisten Charitable Remainder Unitrust of which Mr. Edmisten is the trustee. Includes 12,633 shares subject to presently exercisable options. Excludes 3,667 shares subject to options that are not currently exercisable.

                       DESCRIPTION OF OUR CAPITAL STOCK

    Our authorized capital stock consists of 45 million shares of common stock and 5 million shares of undesignated preferred stock, $.01 par value per share. As of July 12, 2002, there were 15,367,273 shares of common stock issued and outstanding. Upon completion of this offering, there will be 17,967,273 shares of common stock issued and outstanding, assuming no exercise of the underwriters' over-allotment option. There are no shares of our preferred stock outstanding.

Common Stock

    Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Holders of shares of our common stock have no cumulative voting rights. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any preferred stock that may be outstanding in the future. Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and the directors for that class are elected to three-year terms.

    Dividends. Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor, after payment of any dividends required to be paid on shares of preferred stock that may be outstanding in the future.

    Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation after payment of our debts and other liabilities and making provision for the holders of preferred stock that may be outstanding in the future our remaining assets will be distributed among the holders of our common stock.

Preferred Stock

    Our Board of Directors has authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series, without any further vote or action by our stockholders. Our Board of Directors has the authority, without approval of our stockholders, to issue preferred stock that has voting, dividend and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is SunTrust Bank, Atlanta, Georgia.

                                 UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement among the selling stockholders, us and McDonald Investments Inc. and Legg Mason Wood Walker, Incorporated, as representatives of the underwriters named in the agreement, we and the selling stockholders have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from the selling stockholders and us, the number of shares of common stock set forth opposite its name in the table below.

                                                  Number of Shares
             Underwriter                          of Common Stock
             -----------                          ----------------
             McDonald Investments Inc............
             Legg Mason Wood Walker, Incorporated
                                                   -------------
                 Total...........................      6,500,000
                                                   =============

    Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares of common stock if any are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    The underwriting agreement provides that the underwriters' obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement.

The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

    The underwriters propose to offer our shares of common stock directly to
the public at $       per share and to certain dealers at such price less a
concession not in excess of $       per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $       per share to
certain dealers.

    The following table shows the per share and total underwriting discount we and the selling stockholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 975,000 additional shares of common stock.

                                                     Total
                                                    Without  Total With
                                                    Option     Option
                                         Per Share Exercised Exercised
                                         --------- --------- ----------
        Public offering price...........     $         $         $
        Underwriting discount(1)........     $         $         $
        Proceeds to us (before expenses)     $         $         $

--------
(1) The underwriting discount is   %, or $     per share.

    We expect to incur expenses of approximately $310,000 in connection with this offering.

    We and the selling stockholders have granted the underwriters an option to purchase up to 975,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter's initial amount reflected in the above table.

    Each of our officers and directors, and each of the selling stockholders, has agreed with the underwriters, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by the holders, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

    Until the distribution of the shares of common stock is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our shares of common stock. However, the underwriters may engage in transactions that stabilize the price of the shares of common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the shares of common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the shares of common stock to stabilize the price or to reduce a short position may cause the price of the shares of common stock to be higher than it might be in the absence of such purchases.

    Neither we nor the underwriters makes any representation or prediction as to the effect the transactions described above may have on the price of the shares of common stock. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

    Royce & Associates, LLC, an affiliate of Legg Mason Wood Walker, Incorporated, manages accounts that beneficially own 911,800 shares of our common stock as of June 4, 2002. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

    Certain legal matters in connection with the common stock offered hereby will be passed upon for us by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Suite 1000, Kansas City, Missouri 64108. Certain legal matters in connection with this offering will be passed upon for the underwriters by Calfee, Halter & Griswold LLP, 1400 McDonald Investment Center, 800 Superior Avenue, Cleveland, Ohio 44114.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, have been included and incorporated by reference in this prospectus and the registration statement on Form S-3, and have been so included in reliance on the report of KPMG LLP, independent accountants included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 financial statements refers to a change in the Company's method of accounting for derivative investments and hedging activities.

    Our consolidated financial statements as of December 31, 1999 and for the year then ended have been incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these materials at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to you on the SEC's website. The address of this website is http://www.sec.gov.

    We have filed a registration statement on Form S-3 with the SEC to register shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information included in the registration statement. For further information about us and this offering, you may refer to the registration statement and its exhibits. You can review and copy the registration statement and its exhibits at the public reference rooms maintained by the SEC or on the SEC's website described above.

    This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

   . Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Form 10-K/A filed with the SEC on April 1, 2002;

   . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 10, 2002;

   .  Our Current Report on Form 8-K filed with the SEC on June 7, 2002; and

   . The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on February 28, 1994.

    You may request a copy of these filings, at no cost, by written or telephone request to:

           NN, Inc.
           Attn: Corporate Secretary
           2000 Waters Edge Drive
           Johnson City, Tennessee 37604
           (423) 743-9151

    This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

                         Index to Financial Statements
                                   NN, Inc.

                                                                                             Page
                                                                                             ----

    Report of Independent Auditors for the years ended December 31, 2001 and
      December 31, 2000.....................................................................  F-2

    Report of Independent Accountants for the year ended December 31, 1999..................  F-3

    Consolidated Balance Sheets at December 31, 2001 and 2000...............................  F-4

    Consolidated Statements of Income and Comprehensive Income for the three years ended
      December 31, 2001.....................................................................  F-5

    Consolidated Statements of Changes in Stockholders' Equity for the three years ended
      December 31, 2001.....................................................................  F-6

    Consolidated Statements of Cash Flows for the three years ended December 31, 2001.......  F-7

    Notes to Consolidated Financial Statements..............................................  F-8

    Consolidated Statements of Income and Comprehensive Income (Loss) for each of the three month periods ended March 31, 2002 and 2001..................................... F-30

    Condensed Consolidated Balance Sheets as of March 31, 2002 and December 31, 2001........ F-31

    Consolidated Statements of Changes in Stockholders' Equity for the three month periods ended March 31, 2001 and 2002......................................................... F-32

    Consolidated Statements of Cash Flows for the three month periods ended March 31,
      2001 and 2002......................................................................... F-33

    Notes to Consolidated Financial Statements.............................................. F-34

                         Independent Auditors' Report

The Board of Directors
NN, Inc.:

We have audited the accompanying consolidated balance sheets of NN, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income, consolidated statements of changes in stockholders' equity, and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NN, Inc. as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

                                          /s/  KPMG LLP

Charlotte, North Carolina
February 28, 2002

                       Report of Independent Accountants

To the Board of Directors and
Stockholders of NN, Inc.

In our opinion, the consolidated statements of income and comprehensive income, of changes in stockholders' equity and of cash flows for the year ended December 31, 1999, (as listed in the accompanying index) present fairly, in all material respects, the results of operations and cash flows of NN, Inc. (formerly known as NN Ball & Roller, Inc.) for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                          /s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 4, 2000

                                   NN, Inc.

                          Consolidated Balance Sheets

                          December 31, 2001 and 2000

                     (In thousands, except per share data)

                                                                            2001      2000
                                                                          --------  --------
                                 Assets
Current assets:
    Cash and cash equivalents............................................ $  3,024  $  8,273
    Accounts receivable, net.............................................   24,832    29,549
    Inventories, net.....................................................   23,418    23,742
    Other current assets.................................................    3,034     1,512
    Current deferred tax asset...........................................    1,309       790
                                                                          --------  --------
        Total current assets.............................................   55,617    63,866
Property, plant and equipment, net.......................................   82,770    91,693
Assets held for sale.....................................................    4,348        --
Goodwill, net of accumulated amortization of $3,009 in 2001 and $1,297 in
  2000...................................................................   39,805    27,865
Other non-current assets.................................................    4,862     4,212
Non-current deferred tax asset...........................................      733       172
                                                                          --------  --------
Total assets............................................................. $188,135  $187,808
                                                                          ========  ========
                  Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable..................................................... $ 15,829  $ 16,883
    Bank overdraft.......................................................    1,141       454
    Accrued salaries, wages and benefits.................................    3,813     2,248
    Income taxes payable.................................................    2,074     1,341
    Payable to affiliates................................................    1,277     1,762
    Short-term loans.....................................................       --     2,000
    Short term portion of long term debt.................................    7,000        --
    Other liabilities....................................................    6,552     9,038
    Current deferred tax liability.......................................       50       114
                                                                          --------  --------
        Total current liabilities........................................   37,736    33,840
Minority interest in consolidated subsidiaries...........................   30,932    30,257
Non-current deferred tax liability.......................................    6,499     5,239
Long-term debt...........................................................   47,661    50,515
Accrued pension..........................................................    2,390     2,133
Other....................................................................      878       578
                                                                          --------  --------
        Total liabilities................................................  126,096   122,562
                                                                          --------  --------
Stockholders' equity:
    Common stock--$0.01 par value, authorized 45,000 shares, issued and
      outstanding 15,317 shares in 2001 and 15,247 shares in 2000........      154       153
    Additional paid-in capital...........................................   30,841    30,414
    Retained earnings....................................................   36,139    36,364
    Accumulated other comprehensive loss.................................   (5,095)   (1,685)
                                                                          --------  --------
        Total stockholders' equity.......................................   62,039    65,246
                                                                          --------  --------
        Total liabilities and stockholders' equity....................... $188,135  $187,808
                                                                          ========  ========

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

          Consolidated Statements of Income and Comprehensive Income

                 Years ended December 31, 2001, 2000 and 1999

                     (In thousands, except per share data)

                                                                    2001      2000      1999
                                                                  --------  --------  -------
Net sales........................................................ $180,151  $132,129  $85,294
Cost of products sold............................................  137,591    93,926   59,967
                                                                  --------  --------  -------
    Gross profit.................................................   42,560    38,203   25,327
Selling, general and administrative..............................   16,382    11,571    6,854
Depreciation and amortization....................................   13,340     9,165    6,131
Restructuring and impairment costs...............................    2,312        --       --
                                                                  --------  --------  -------
Income from operations...........................................   10,526    17,467   12,342
Interest expense.................................................    4,006     1,773      523
Equity in earnings of unconsolidated affiliates..................       --       (48)      --
Net gain on involuntary conversion...............................   (3,901)     (728)      --
Other income.....................................................     (186)     (136)      --
                                                                  --------  --------  -------
Income before provision for income taxes.........................   10,607    16,606   11,819
Provision for income taxes.......................................    4,094     5,959    4,060
Minority interest in consolidated subsidiaries...................    1,753       660       --
                                                                  --------  --------  -------
    Income before cumulative effect of change in
      accounting principle.......................................    4,760     9,987    7,759
    Cumulative effect of change in accounting principle, net of income tax benefit of $112 and related minority interest
      impact of $84..............................................       98        --       --
                                                                  --------  --------  -------
Net income.......................................................    4,662     9,987    7,759
Other comprehensive income (loss):
    Additional minimum pension liability, net of tax of $31......      (53)       --       --
    Foreign currency translation.................................   (3,357)       (7)  (1,563)
                                                                  --------  --------  -------
        Comprehensive income..................................... $  1,252  $  9,980  $ 6,196
                                                                  ========  ========  =======
Basic income per share:
    Income before cumulative effect of change in accounting
      principle.................................................. $   0.31  $   0.66  $  0.52
    Cumulative effect of change in accounting principle..........    (0.01)       --       --
                                                                  --------  --------  -------
    Net income................................................... $   0.31  $   0.66  $  0.52
                                                                  ========  ========  =======
    Weighted average shares outstanding..........................   15,259    15,247   15,021
                                                                  ========  ========  =======
Diluted income per share:
    Income before cumulative effect of change in accounting
      principle.................................................. $   0.31  $   0.64  $  0.52
    Cumulative effect of change in accounting principle..........    (0.01)       --       --
                                                                  --------  --------  -------
    Net income................................................... $   0.30  $   0.64  $  0.52
                                                                  ========  ========  =======
Weighted average shares outstanding..............................   15,540    15,531   15,038
                                                                  ========  ========  =======

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

          Consolidated Statements of Changes in Stockholders' Equity

                 Years ended December 31, 2001, 2000 and 1999

                                (In thousands)

                                          Common Stock                        Accumulated
                                         --------------- Additional              Other
                                          Number    Par   Paid-In   Retained Comprehensive
                                         of shares Value  Capital   Earnings     Loss       Total
-                                        --------- ----- ---------- -------- ------------- -------

Balance at December 31, 1998............  14,804   $149   $27,902   $28,306     $  (115)   $56,242
   Shares Issued........................     440      4     2,496        --          --      2,500
   Net income...........................      --     --        --     7,759          --      7,759
   Dividends paid.......................      --     --        --    (4,810)         --     (4,810)
   Cumulative translation loss..........      --     --        --        --      (1,563)    (1,563)
                                          ------   ----   -------   -------     -------    -------

Balance, December 31, 1999..............  15,244   $153   $30,398   $31,255     $(1,678)   $60,128
   Shares Issued........................       3     --        16        --          --         16
   Net income...........................      --     --        --     9,987          --      9,987
   Dividends paid.......................      --     --        --    (4,878)         --     (4,878)
   Cumulative translation loss..........      --     --        --        --          (7)        (7)
                                          ------   ----   -------   -------     -------    -------

Balance, December 31, 2000..............  15,247   $153   $30,414   $36,364     $(1,685)   $65,246
   Shares Issued........................      70      1       427        --          --        428
   Net income...........................      --     --        --     4,662          --      4,662
   Dividends paid.......................      --     --        --    (4,887)         --     (4,887)
   Additional minimum pension liability.      --     --        --        --         (53)       (53)
   Cumulative translation loss..........      --     --        --        --      (3,357)    (3,357)
                                          ------   ----   -------   -------     -------    -------
Balance, December 31, 2001..............  15,317   $154   $30,841   $36,139     $(5,095)   $62,039
                                          ======   ====   =======   =======     =======    =======



         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

                     Consolidated Statements of Cash Flows

                 Years Ended December 31, 2001, 2000 and 1999

                                (In thousands)

                                                                         2001      2000      1999
                                                                       --------  --------  --------
Cash flows from operating activities:
 Net Income........................................................... $  4,662  $  9,987  $  7,759
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization......................................   13,340     9,165     6,131
   Cumulative effect of change in accounting principle................       98        --        --
   Loss on disposals of property, plant and equipment.................       --     1,194        43
   Loss on sale of NNG................................................      222        --        --
   Equity in earnings of unconsolidated affiliates....................       --       (48)       --
   Deferred income tax................................................      433     1,185      (369)
   Interest income on receivable from unconsolidated affiliates.......     (104)     (159)       --
   Minority interest in consolidated subsidiary.......................    1,753       660        --
   Restructuring costs and impairment costs...........................    2,312        --        --
   Changes in operating assets and liabilities:.......................
     Accounts receivable..............................................    6,838     1,955      (641)
     Inventories......................................................    1,175    (3,021)    5,121
     Other current assets.............................................   (1,461)     (106)      471
     Other assets.....................................................     (618)   (1,719)       19
     Accounts payable.................................................   (2,846)    5,544    (1,439)
     Other liabilities................................................   (1,187)    2,227       750
                                                                       --------  --------  --------
       Net cash provided by operating activities......................   24,617    26,864    17,845
                                                                       --------  --------  --------

Cash flows from investing activities:
 Acquisition of businesses, net of cash acquired......................  (23,496)  (57,788)  (27,535)
 Acquisition of property, plant and equipment.........................   (6,314)  (17,910)   (2,394)
 Sale of NNG..........................................................      622        --        --
 Long-term note receivable............................................       --    (3,440)       --
 Investment in unconsolidated affiliates..............................       --      (172)       --
 Proceeds from disposals of property, plant and equipment.............      106        --        46
                                                                       --------  --------  --------
       Net cash used by investing activities..........................  (29,082)  (79,310)  (29,883)
                                                                       --------  --------  --------

Cash flows from financing activities:
 Net proceeds under revolving line of credit..........................       --     7,547    17,151
 Minority shareholders contributions..................................       --    29,600        --
 Proceeds from long-term debt.........................................   71,430    25,817        --
 Bank overdrafts......................................................      687      (785)    1,239
 Repayment of long-term debt..........................................  (65,946)       --        --
 Proceeds (repayment) of short-term debt..............................   (2,000)    2,000        --
 Proceeds from issuance of stock......................................      428        16        --
 Cash dividends.......................................................   (4,887)   (4,878)   (4,810)
                                                                       --------  --------  --------
       Net cash provided (used) by financing activities...............     (288)   59,317    13,580
                                                                       --------  --------  --------
 Effect of exchange rate changes......................................     (496)       (7)   (1,563)
 Net change in cash and cash equivalents..............................   (5,249)    6,864       (21)
 Cash and cash equivalents at beginning of period.....................    8,273     1,409     1,430
                                                                       --------  --------  --------
 Cash and cash equivalents at end of period........................... $  3,024  $  8,273  $  1,409
                                                                       ========  ========  ========

Supplemental schedule of non-cash investing and financing activities:
 Note received related to sale of NNG................................. $  3,300  $     --  $     --
                                                                       ========  ========  ========
 Stock issued related to acquisition of IMC........................... $     --  $     --  $  2,500
                                                                       ========  ========  ========

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.
                  Notes to Consolidated Financial Statements
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

(1) Summary of Significant Accounting Policies and Practices

    (a) Description of Business

        The Company is a manufacturer of precision balls, rollers, plastic injection molded products, and precision bearing seals. The Company's balls, rollers, and bearing seals are used primarily in the domestic and international anti-friction bearing industry. The Company's plastic injection molded products are used in the bearing, automotive, instrumentation and fiber optic industries. The Domestic Ball and Roller segment is comprised of two manufacturing facilities located in the eastern United States. The Company's Euroball segment, which was acquired in July 2000, (see Note 2) is comprised of manufacturing facilities located in Kilkenny, Ireland, Eltmann, Germany, and Pinerolo, Italy. All of the facilities in the Euroball segment are engaged in the production of precision balls and rollers. The Plastics segment consists of IMC, acquired in July 1999, NN Arte, formed in August 2000 and Delta, acquired in February 2001. IMC has two production facilities in Texas, NN Arte has one production facility in Guadalajara, Mexico and Delta has two production facilities in Connecticut (see Note 2). All of the Company's segments sell to foreign and domestic customers.

    (b) Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

    (c) Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

    (d) Property, Plant and Equipment

        Property, plant and equipment are stated at cost less accumulated depreciation. Assets held for sale are stated at lower of cost or fair market value less selling cost. Expenditures for maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. When a major property item is retired, its cost and related accumulated depreciation or amortization are removed from the property accounts and any gain or loss is recorded in income or expense, respectively. The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. During the year ended December 31, 2001, the Company incurred an impairment charge of $1,083 to write-down the land and building at the Walterboro, SC production facility to its net realizable value, which was based upon fair market value appraisals. The carrying value of this land and building of $1,692 has been classified as a component of assets held for sale in the accompanying financial statements. During the year ended December 31, 2000, the Company did not incur any impairment charges.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


        Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes.

    (e) Revenue Recognition

        The Company generally recognizes a sale when goods are shipped and ownership is assumed by the customer. The Company has an inventory management program for certain major ball and roller customers whereby sales are recognized when products are used by the customer from consigned stock, rather than at the time of shipment.

    (f) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (g) Net Income Per Common Share

        Basic earnings per share reflect reported earnings divided by the weighted average number of common shares outstanding. Diluted earnings per share include the effect of dilutive stock options outstanding during the year.

    (h) Stock Incentive Plan

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company also applies the provision of APB Opinion No. 25 to its variable stock options. Compensation expense is recognized for these awards if the current market price of the underlying stock exceeds $10.50. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    (i) Principles of Consolidation

        The Company's consolidated financial statements include the accounts of NN, Inc. and subsidiaries in which the Company owns more than 50% voting interest. Unconsolidated subsidiaries and investments where ownership is between 20% and 50% are accounted for under the equity method. All significant intercompany profits, transactions, and balances have been eliminated in consolidation. The ownership interests of other shareholders in companies that are more than 50% owned, but less than 100% owned, are reflected as minority interests. Minority interest represents the minority shareholders interest of Euroball and NN Arte.

    (j) Foreign Currency Translation

        Assets and liabilities of the Company's foreign subsidiary are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are reported as a component of other comprehensive income.

    (k) Goodwill

        Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

    (l) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

        The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    (m) Use of Estimates in the Preparation of Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    (n) Reclassifications

        Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

    (o) Recently Issued Accounting Standards

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000, which for the Company was effective January 1, 2001.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. The effective date of Statement No. 142 is January 1, 2002. As of the date of adoption, the Company expects to have unamortized goodwill of approximately $39.8 million, which will be subject to the provisions of Statement No. 142. Amortization expense related to goodwill was approximately $1.8 million, $0.9 million and $0.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company is currently evaluating the impact of adoption of Statement No. 142.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations." This Statement requires capitalizing any retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of the Statement is required for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adoption of Statement No. 143.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting For The Impairment or Disposal of Long-lived Assets." This Statement supercedes Statement No. 121 but retains many of its fundamental provisions. Additionally, this Statement expands the scope of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of Statement No. 144.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    (p) Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000, which for the Company was effective January 1, 2001.

        The Company has an interest rate swap accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company adopted SFAS No. 133 on January 1, 2001, which establishes accounting and reporting standards for derivative instruments and for hedging activities. The Standard requires the recognition of all derivative instruments on the balance sheet at fair value. The Standard allows for hedge accounting if certain requirements are met including documentation of the hedging relationship at inception and upon adoption of the Standard.

        In connection with a variable EURIBOR rate debt financing in July 2000 the Company's 54% owned subsidiary,Euroball entered into an interest rate swap with a notional amount of Euro 12.5 million for the purpose of fixing the interest rate on a portion of their debt financing. The interest rate swap provides for the Company to receive variable Euribor interest payments and pay 5.51% fixed interest. The interest rate swap agreement expires in July 2006 and the notional amount amortizes in relation to principal payments on the underlying debt over the life of the swap.

        The cumulative effect of a change in accounting principles for the adoption of SFAS No. 133 effective January 1, 2001 resulted in a transition adjustment net loss of $98 which is net of an income tax benefit of $112 and the related minority interest impact of $84. The interest rate swap does not qualify for hedge accounting under the provisions of SFAS No. 133; therefore, the transition adjustment for adoption of SFAS No. 133 and any subsequent periodic changes in fair value of the interest rate swap are recorded in earnings.

        As of December 31, 2001, the fair value of the swap is a before tax loss of approximately $374 which is recorded in other non-current liabilities. The change in fair value during the year ended December 31, 2001 was a loss of approximately $80 which has been included as a component of other (income) expense.

(2) Acquisitions

    On February 16, 2001, the Company completed the acquisition of all of the outstanding stock of Delta, a Connecticut corporation for $22,500 in cash, of which $500 was to be held in escrow for one year from the date of closing. Delta provides high quality engineered bearing seals and other

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    precision-molded rubber products to original equipment manufacturers. The Company plans to continue the operation of the Delta business, which operates a manufacturing facility in Danielson, Connecticut. The excess of the purchase price over the fair value of the net identifiable assets acquired of $14,107 has been recorded as goodwill and is being amortized on a straight-line basis over twenty years.

    Effective July 31, 2000, the Company completed its Euroball transaction. Completion of the transaction required the Company to start a majority owned stand-alone company in Europe, Euroball, for the manufacture and sale of precision steel balls used for ball bearings and other products. The Company owns 54% of the shares of Euroball, AB SKF (SKF), a Swedish Company, and FAG Kugelfischer Georg Schager AG (FAG), a German Company, own 23% each. Euroball subsequently acquired the steel ball manufacturing facilities located in Pinerolo, Italy (previously owned by SKF), Eltmann, Germany (previously owned by FAG) and Kilkenny, Ireland (previously owned by the Company). Euroball paid approximately $57,788 for the net assets acquired from SKF and FAG. The acquisitions of the Pinerolo, Italy and Eltmann, Germany ball manufacturing facilities have been accounted for by the purchase method of accounting and, accordingly, the results of operations of Euroball have been included in the Company's consolidated financial statements from July 31, 2000. The excess of the purchase price over the fair value of the net identifiable assets acquired of $15,507 has been recorded as goodwill and is being amortized on a straight-line basis over twenty years.

    Under the terms of a Shareholder Agreement between the Company, SKF and FAG, at any time after December 31, 2002, SKF and FAG can require the Company to purchase their shares of Euroball. The purchase price of the shares is to be calculated using a purchase price formula specified in the Shareholder Agreement.

    The following unaudited pro forma summary presents the financial information as if the Company's Euroball transaction and Delta acquisition had occurred on January 1, 2001 and 2000. These proforma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 2001 and 2000, nor is it indicative of future results.

                                         (Unaudited)  (Unaudited)
                                         December 31, December 31,
                                             2001         2000
                                         ------------ ------------
              Net sales.................   $182,700     $200,500
              Net income................      4,800       11,800
              Basic earnings per share..       0.31         0.77
              Diluted earnings per share       0.31         0.76

    Effective July 4, 1999, the Company acquired substantially all of the assets and assumed certain liabilities of Earsley Capital Corporation, a Nevada corporation and successor to and formerly known as Industrial Molding Group, L.P. ("IMC"). IMC, located in Lubbock, Texas, operates as a premier full-service designer and manufacturer of precision plastic injection molded components. The Company paid consideration of approximately $30,000, consisting of $27,500 in cash and

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    440 shares of its common stock, for the net assets acquired from IMC. The Company has accounted for the IMC acquisition using the purchase method of accounting and, accordingly, the results of operations of IMC have been included in the Company's consolidated financial statements from July 4, 1999. The excess of the purchase price over the fair value of the net identifiable assets acquired of $13,200 has been recorded as goodwill, which is being amortized, on a straight-line basis over twenty years.

    The following unaudited pro forma summary presents the financial information as if the Company's acquisition of IMC had occurred on January 1, 1999. This unaudited pro forma summary does not include Euroball or Delta. These proforma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on January 1, 1999, nor is it indicative of future results.

                                                (Unaudited)
                                                December 31,
                                                    1999
                                                ------------
                    Net sales..................   $101,562
                    Net income.................      7,558
                    Basic earnings per share...       0.50
                    Dilutive earnings per share       0.50

(3) Restructuring and Impairment Charges

    In September 2001, the Company announced the closure of its Walterboro, South Carolina ball manufacturing facility as a part of its ongoing strategy to locate manufacturing capacity in closer proximity to its customers. This facility is included in the Company's Domestic Ball and Roller segment (see Note 10). The closure was substantially completed by December 31, 2001.

    Prior to December 31, 2001, production capacity and certain machinery and equipment was transferred from the Walterboro facility to the Company's two domestic ball facilities in Erwin, Tennessee and Mountain City, Tennessee. The plant closing resulted in the termination of approximately 80 full time hourly and salaried employees located at the Walterboro facility. The Company has recorded restructuring costs of $750 during the year ended December 31, 2001 for the severance payments. Additionally, prior to December 31, 2001, the Company decided to sell the Walterboro land, building and certain machinery. The Company incurred an impairment charge of $1,083 during 2001 to write-down the land and building at the Walterboro facility to its net realizable value of $1,697, which was based upon fair market value appraisals. The amounts the Company will ultimately realize upon disposition of these assets could differ materially from the amounts assumed in arriving at the 2001 impairment loss. The remaining equipment with a historical net book value of $2,656 is also held for sale. The Company anticipates selling the land, building and machinery during 2002. Approximately $290 of the severance payments were paid in 2001 and the remaining is expected to be paid in 2002.

    Accrued restructuring costs of $460 are included in other current liabilities as of December 31, 2001. The Company has charged expenses for moving machinery, equipment and inventory to

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    other production facilities and other costs to close the facility, which will benefit future operations in the period they are incurred.

    In addition to this restructuring charge, the Company's Euroball subsidiary incurred restructuring charges of $479 for severance payments as a result of the termination of 15 hourly employees and 3 salaried employees at its Italy production facility. Approximately $426 of the severance payments were paid during 2001 and remaining accrued restructuring costs of $53 are included in other current liabilities as of December 31, 2001.

    The following summarizes the 2001 restructurings:

                                                                   Reserve
                                               Non-Cash  Paid in   Balance
                                      Charges Writedowns  2001   at 12/31/01
                                      ------- ---------- ------- -----------
   Asset impairments................. $1,083    $1,083    $ --      $ --
   Severance and other employee costs  1,229        --     716       513
                                      ------    ------    ----      ----
   Total............................. $2,312    $1,083    $716      $513
                                      ======    ======    ====      ====

    Investments in affiliated companies at December 31, 2000 consist of 50% of the member interest of NN General, LLC. NN General, LLC was formed in March 2000 between the Company and General Bearing Corporation. NN General, LLC owns 60% of the Jiangsu General Ball and Roller, Company, Ltd., a Chinese precision ball and roller manufacturer located in Rugao City, Jiangsu, Province, China. The Company's investment in NN General, LLC includes $215 of member equity and a note receivable of $3,440 at December 31, 2000 which are included in other non-current assets in the accompanying consolidated balance sheet. The note receivable bears interest at variable rates (6.24% at December 31, 2000) and is due December 31, 2020. Accrued interest income on this note is $159 at December 31, 2000 and is included in other current assets in the accompanying consolidated balance sheet.

    Effective December 21, 2001, the Company sold its 50% ownership in NN General, LLC to its partner, General Bearing Corporation for cash of $622 and notes of $3,300. The notes are due in annual installments of $200 with the balance due on December 21, 2006. The notes bear interest at an average of LIBOR (1.88% at December 31, 2001) plus 1.5%. In 2001, the Company recorded a non-cash loss on the sale of its investment in this joint venture of $144.

(5) Accounts Receivable

                                                    December 31,
                                                   ---------------
                                                    2001    2000
                                                   ------- -------
             Trade................................ $26,613 $29,028
             Other................................      10   1,297
                                                   ------- -------
                                                    26,623  30,325
             Less--Allowance for doubtful accounts   1,791     776
                                                   ------- -------
                                                   $24,832 $29,549
                                                   ======= =======

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    Allowance for doubtful accounts is as follows:

                                  Balance at
                                  beginning                       Balance at
  Description                      of year   Additions Write-offs end of year
  -----------                     ---------- --------- ---------- -----------
  December 31, 1999
  Allowance for doubtful accounts    $586     $  320      $ --      $  906
                                     ====     ======      ====      ======
  December 31, 2000
  Allowance for doubtful accounts    $906     $   --      $130      $  776
                                     ====     ======      ====      ======
  December 31, 2001
  Allowance for doubtful accounts    $776     $1,668      $653      $1,791
                                     ====     ======      ====      ======

    On November 6, 2001, a customer of IMC filed for voluntary Chapter 7 bankruptcy. As of December 31, 2001, the Company had a trade accounts receivable balance of approximately $829 with this customer. For the year ended December 31, 2001, the Company recorded sales of approximately $1,900 to this customer. As of December 31, 2001, the Company has increased its allowance for doubtful accounts by approximately $829 as a result of this bankruptcy filing.

(6) Inventories

                                             December 31,
                                           ----------------
                                             2001     2000
                                           -------  -------
                    Raw materials......... $ 5,494  $ 4,431
                    Work in process.......   5,016    5,265
                    Finished goods........  13,065   14,106
                    Less-inventory reserve    (157)     (60)
                                           -------  -------
                                           $23,418  $23,742
                                           =======  =======

    Inventory on consignment at December 31, 2001 and 2000 was approximately $ 2,908 and $4,083, respectively.

(7) Property, Plant and Equipment

                                                       December 31,
                                          Estimated  -----------------
                                         Useful Life   2001     2000
                                         ----------- -------- --------
          Land..........................             $  1,830 $  2,202
          Buildings and improvements.... 10-25 years   20,286   26,463
          Machinery and equipment.......  3-10 years  103,363   92,810
          Construction in process.......                1,577    6,138
                                                     -------- --------
                                                      127,056  127,613
          Less--accumulated depreciation               44,286   35,920
                                                     -------- --------
                                                     $ 82,770 $ 91,693
                                                     ======== ========

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    On September 11, 2001, the Company announced the closing of its Walterboro, South Carolina ball manufacturing facility effective December 2001. As a result of that closing land and building with a carrying value of $1,692 and certain machinery and equipment with a carrying value of $2,656 are held for sale as of December 31, 2001.

(8) Debt

    (a) Short Term

        At December 31, 2000, the Company had outstanding $2,000 of unsecured notes payable to banks bearing interest at 7.29%. These notes were repaid during 2001.

    (b) Long-Term

        Long-term debt at December 31, 2001 and 2000 consists of the following:

                                                                           2001    2000
                                                                          ------- -------
Borrowings under a revolving credit facility bearing interest at variable
  rates (3.24%-4.75% at December 31, 2001) due July 25, 2003............. $ 9,805 $    --

Borrowings under a revolving credit facility bearing interest a variable rates (7.29% at December 31, 2000) due July 25, 2003. Repaid in July
  2001...................................................................      --  24,698

Term loan bearing interest at variable rates (3.24% at December 31,
  2001) payable in quarterly installments of $1,750 beginning
  September 19, 2001 through July 1, 2006................................  31,500      --

Borrowings under a Euro revolving credit facility bearing interest at variable rates (4.55% at December 31, 2001 and 6.63% at December
  31, 2000) due July 15, 2006............................................      --     942

Euro term loans bearing interest at variable rates (4.55% at
  December 31, 2001 and 6.63% at December 31, 2000) payable in quarterly installments of $1,781 beginning March 15, 2002 through
  June 15, 2006..........................................................  13,356  24,875
                                                                          ------- -------
    Total long-term debt.................................................  54,661  50,515
    Less current maturities..............................................   7,000      --
                                                                          ------- -------
    Long-term debt, excluding current installments....................... $47,661 $50,515
                                                                          ======= =======

        On July 20, 2001, the Company entered into a syndicated loan agreement with AmSouth Bank ("AmSouth") as the administrative agent for the lenders, for a senior non-secured revolving credit facility of up to $25,000, expiring on July 25, 2003 and a senior non-secured term loan for $35,000 expiring on July 1, 2006. These facilities include certain negative pledges. This credit facility replaces the $25,000 revolving credit facility that was temporarily extended and restated in February 2001 to $50,000 and the additional $2,000 of availability extended in March of 2001. Amounts outstanding under the revolving facility and term loan facility bear interest at a floating rate equal to LIBOR (1.88% at December 31, 2001) plus an applicable margin of 0.75% to 2.00% based upon calculated financial ratios.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

        The loan agreement contains restrictive covenants which specify, among other things, restrictions on the incurrence of indebtedness, payment of dividends, capital expenditures, and the maintenance of certain financial ratios. The Company, as of December 31, 2001, was in compliance with all such covenants.

        In connection with the Euroball transaction (see Note 2) the Company and Euroball, entered into a Facility Agreement with a bank to provide up to Euro 36,000 in Term Loans and Euro 5,000 in revolving credit loans. The Company borrowed Euro 30,500 ($28,755) under the term loan facility and Euro 1,000 ($943) under the revolving credit facility. Amounts outstanding under the Facility Agreement are secured by inventory and accounts receivable and bear interest at EURIBOR (3.30% at December 31, 2001) plus an applicable margin between 1.125% and 2.25% based upon financial ratios. The shareholders of Euroball have provided guarantees for the Facility Agreement. The Facility Agreement contains restrictive covenants, which specify, among other things, restrictions on the incurrence of indebtedness and the maintenance of certain financial ratios. Euroball was in compliance with all such covenants at December 31, 2001.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows:

                                 2002. $ 7,000
                                 2003.  23,893
                                 2004.  13,268
                                 2005.   7,000
                                 2006.   3,500
                                       -------
                                 Total $54,661
                                       =======

        Interest paid during 2001, 2000 and 1999 was $3,596, $1,917 and $519, respectively.

(9) Employee Benefit Plans

    The Company has three defined contribution 401(k) profit sharing plans covering substantially all employees of the Domestic Ball and Roller and Plastics segments. The plan in place for the Domestic Ball and Roller segment covers all employees who have one year of service, have attained age twenty-one and have elected to participate in the plan. A participant may elect to contribute from 1% to 20% of his or her compensation to the Plan, subject to a maximum deferral set forth in the Internal Revenue Code. The Company provides a matching contribution of the higher of $500 or 50% of the first 4% of eligible compensation per participant. The employer matching contribution is fully vested at all times. The contributions by the Company for the Domestic Ball and Roller segment plan were $152, $106 and $120 in 2001, 2000 and 1999, respectively.

    The plan in place for IMC covers all employees who have completed six months of service and have elected to participate in the plan. A participant may elect to contribute from 1% to 15% of his or her compensation to the plan, subject to a maximum deferral set forth in the Internal

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    Revenue Code. The Company matches 25% of the first 6% of each employee's contribution to the plan and provides for a discretionary contribution at the end of each plan year. The contributions by the Company for IMC plan since acquisition in July 1999 were $58 in 2001, $70 in 2000 and $196 in 1999. Vesting occurs in equal increments over a period of five years.

    The plan in place for Delta covers all employees who have one year of service, have attained age twenty-one and have elected to participate in the plan. A participant may elect to contribute from 1% to 20% of his or her compensation to the Plan, subject to a maximum deferral set forth in the Internal Revenue Code. The Company matches 50% of the first 6% of each employee's contribution to the plan. The employee has 100% immediate vesting on all contributions made to his or her account. The contributions by the Company for the Delta plan since acquisition in February 2001 were $67. Vesting occurs in equal increments over a period of five years.

    The Company has a defined benefit pension plan covering its Eltmann, Germany facility employees (a Euroball division). The benefits are based on the expected years of service including the rate of compensation increase. The plan is unfunded.
    Following is a summary of the changes in the projected benefit obligation for the defined benefit pension plan during 2001 and 2000:

                                                            2001     2000
                                                         ---------  ------
     Change in projected benefit obligation:
         Benefit obligation at beginning of year........ $   2,133  $1,886
         Service cost...................................        77      33
         Interest cost..................................       116      62
         Benefits paid..................................        (5)     --
         Effect of currency translation.................      (196)     --
         Actuarial loss.................................       265     152
                                                         ---------  ------
         Benefit obligation at December 31.............. $   2,390  $2,133
                                                         =========  ======

                                                            2001     2000
                                                         ---------  ------
     Weighted-average assumptions as of December 31:
         Discount rate..................................       5.5%    6.0%
         Rate of compensation increase..................  1.5%-2.1%    2.0%

                                                            2001     2000
                                                         ---------  ------
     Components of net periodic benefit cost:
         Service cost................................... $      77  $   33
         Interest cost on projected benefit obligation..       116      62
                                                         ---------  ------
         Net periodic pension cost...................... $     193  $   95
                                                         =========  ======

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    Amounts recognized in the Consolidated Balance Sheets consist of:


                                                          2001    2000
                                                         ------  ------
        Accrued benefit liability....................... $2,390  $2,133
        Accumulated other comprehensive loss, net of tax    (53)     --
                                                         ------  ------
        Net amount recognized........................... $2,337  $2,133
                                                         ======  ======

(10) Stock Incentive Plan

    Effective March 2, 1994, the Company adopted the NN, Inc. Stock Incentive Plan under which 1,125 shares of the Company's Common Stock were reserved for issuance to officers and key employees of the Company. During 1999 and 2000, the plan was amended to increase the number of shares available for issuance pursuant to awards made under the plan from 1,125 to 1,625. Awards or grants under the plan may be made in the form of incentive and nonqualified stock options, stock appreciation rights and restricted stock. The stock options and stock appreciation rights must be issued with an exercise price not less than the fair market value of the Common Stock on the date of grant. The awards or grants under the plan may have various vesting and expiration periods as determined at the discretion of the committee administering the plan.

    A summary of the status of the Company's stock option plan as described above as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                       2001             2000             1999
                                 ---------------- ---------------- ----------------
                                        Weighted-        Weighted-        Weighted-
                                         average          average          average
                                        exercise         exercise         exercise
                                 Shares   price   Shares   price   Shares   price
                                 ------ --------- ------ --------- ------ ---------
Outstanding at beginning of year 1,091    $6.87   1,049   $ 8.53     548   $11.53
Granted.........................   396     8.09     555     7.63     539     5.93
Exercised.......................   (70)    6.09      (2)    5.87      --       --
Forfeited.......................   (44)    6.78    (511)   10.95     (38)   12.28
                                 -----            -----            -----
Outstanding at end of year...... 1,373     7.25   1,091     6.87   1,049     8.53
                                 =====            =====            =====
Options exercisable at year-end.   528    $6.59     290   $ 6.09     345   $11.53

    The following table summarizes information about stock options outstanding at December 31, 2001:

                            Options outstanding           Options exercisable
                    ------------------------------------ ---------------------
                                    Weighted-
                                     average   Weighted-   Number    Weighted-
                        Number      remaining   average  exercisable  average
  Range of exercise outstanding at contractual exercise      at      exercise
       prices         12/31/2001      life       price   12/31/2001    price
  ----------------- -------------- ----------- --------- ----------- ---------
    $5.94 - $6.50        431        7.5 years   $  6.84      341      $ 5.97
    $7.63 - $8.09        942        9.2 years   $ 10.38      187      $ 7.71

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    On December 7, 1998, the Company granted a total of 20 options to the members of its Board of Directors. These options carry an exercise price equal to the market price on the date of issuance and vest equally over a period of three years, beginning one year from date of grant. The maximum term of these options is 10 years. On July 4, 1999, the Company granted an additional 20 options to the members of its Board of Directors. These options carry an exercise price equal to the market price on the date of issuance and vest six months from the date of grant. The maximum term of these options is 10 years. On October 10, 2000, the Company granted an additional 15 options to the members of its Board of Directors. These options carry an exercise price equal to the market price on the date of issuance and vest 100% one year from date of grant. The maximum term of these options is 10 years. On September 17, 2001, the Company granted an additional 50 options to the members of the Board of Directors. These options carry an exercise price equal to the market price on the date of issuance and vest 100% one year from date of grant. The maximum term of these options is 10 years.

    On August 4, 1998 the Company's Board of Directors authorized the repurchase of up to 740 shares of its Common Stock, equaling 5% of the company's issued and outstanding shares as of August 4, 1998. The program may be extended or discontinued at any time, and there is no assurance that the Company will purchase any or all of the full amount authorized. The Company has not repurchased any shares under this program through December 31, 2001.

    All options granted in the period January 1, 1999 through December 31, 2001, except those granted to the Company's Board of Directors as described above, vest ratably over three years, beginning one year from date of grant. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. All options granted in the period January 1, 1995 through December 31, 1998, except those granted to the Company's Board of Directors as described above, vest 20%-33% annually beginning one year from date of grant. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Certain options granted in July 1999 were deemed to be repriced options under the applicable accounting requirements. These options, which were fully vested as of the effective date of FASB Interpretation No. 44, are treated under variable accounting. Accordingly, compensation expense will be recognized, to the extent the market price of the Company's stock exceeds $10.50. The Company recognized compensation expense of $108 during 2001 related to these options.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 encourages but does not require a fair value based method of accounting for stock compensation plans. The Company has elected to continue accounting for its stock compensation plan using the intrinsic value based method under APB Opinion No. 25 and, accordingly, has not recorded compensation expense for each of the three years ended December 31, 2001, except as discussed above. Had compensation cost for the Company's stock compensation plan been determined based on the fair value at the option grant dates, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below:

                                                       Year ended December 31,
                                                       -----------------------
                                                        2001    2000    1999
                                                       ------  ------  ------
     Net income........................... As reported $4,662  $9,987  $7,759
                                           Proforma     4,347   9,804   7,627
     Earnings per share................... As reported $ 0.31  $ 0.66  $ 0.52
                                           Proforma      0.28    0.64    0.51
     Earnings per share--assuming dilution As reported $ 0.30  $ 0.64  $ 0.52
                                           Proforma      0.28    0.63    0.51

    The fair value of each option grant was estimated based on actual information available through December 31, 2001, 2000 and 1999 using the Black Scholes option-pricing model with the following assumptions:

Term                    Vesting period
Risk free interest rate 4.75%, 5.1% and 6.5% for 2001, 2000 and 1999, respectively
Dividend yield          2.8%, 3.6%, and 4.4% annually for 2001, 2000 and 1999, respectively
Volatility              40.7%, 39.5% and 39.5% for 2001, 2000 and 1999, respectively

(11) Segment Information

    The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective with its December 31, 1998 reporting and identified its reportable segments based upon the geographic location of its business units. During 2001, the Company's reportable segments are based on differences in product lines and geographic locations and are divided among Domestic Ball and Roller, Euroball and Plastics. The Domestic Ball and Roller segment is comprised of two manufacturing facilities in the eastern United States. The Euroball segment acquired in July 2000, is comprised of manufacturing facilities located in Kilkenny, Ireland, Eltmann, Germany and Pinerolo, Italy. All of the facilities in the Domestic Ball and Roller and Euroball segments are engaged in the production of precision balls and rollers used primarily in the bearing industry. The Plastics segment is compromised of five facilities: two located in Lubbock, Texas, which represents the IMC business acquired in July 1999; two facilities located in Danielson, Connecticut, which represents the Delta business acquired in February 2001, and one facility located in Guadalajara, Mexico, which represents the

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    NN Arte business. IMC and NN Arte manufacture plastic products for the bearing, automotive, instrumentation, fiber optic and consumer hardware markets. Delta manufactures engineered bearing seals used principally in automotive, industrial, agricultural, mining and aerospace applications.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on profit or loss from operations after income taxes not including nonrecurring gains and losses. The Company accounts for intersegment sales and transfers at current market prices; however, the Company did not have any material intersegment transactions during 2001, 2000 or 1999.

                                December 31, 2001          December 31, 2000      December 31, 1999
                            -------------------------  -------------------------- -----------------
                            Domestic                   Domestic                   Domestic
                            Ball and                   Ball and                   Ball and
                             Roller  Euroball Plastics  Roller  Euroball Plastics  Roller  Plastics
                            -------- -------- -------- -------- -------- -------- -------- --------
Net sales.................. $52,692  $86,719  $40,740  $67,637  $33,988  $30,504  $67,736  $17,558
Interest expense...........     237    1,574    2,194      385      622      766       --      523
Depreciation &
 amortization..............   4,439    5,426    3,475    4,796    2,123    2,246    4,932    1,199
Income tax expense.........   2,435    2,474      815    4,284    1,408      267    3,816      244
Segment profit (loss)......   4,498    1,962   (1,798)   8,314      775      898    7,293      466
Segment assets.............  62,978   68,288   55,721   62,574   91,392   33,842   58,557   31,811
Expenditures for long-lived
 assets....................   1,117    3,537    1,660    9,319    3,737    4,854    1,723      671

    Sales to external customers and long-lived assets utilized by the Company were concentrated in the following geographical regions:

                       December 31, 2001   December 31, 2000  December 31, 1999
                      ------------------- ------------------- ------------------
                               Long-lived          Long-lived         Long-lived
                       Sales     assets    Sales     assets    Sales    assets
                      -------- ---------- -------- ---------- ------- ----------
United States........ $ 59,813  $38,900   $ 62,094  $44,137   $52,907  $36,842
Europe...............   88,649   42,799     46,697   46,216    21,064    6,610
Canada...............    8,278       --      6,449       --     5,918       --
Latin/S.America......    8,157    1,071      6,100    1,340     2,903       --
Other export.........   15,254       --     10,789       --     2,502       --
                      --------  -------   --------  -------   -------  -------
All foreign countries  120,338   43,870     70,035   47,556    32,387    6,610
                      --------  -------   --------  -------   -------  -------
Total................ $180,151  $82,770   $132,129  $91,693   $85,294  $43,452
                      ========  =======   ========  =======   =======  =======

    Two customers comprised 49%, 49% and 46% of the Domestic Ball and Roller segments sales during the years ended December 31, 2001, 2000, and 1999, respectively (see Note 18). Two customers comprised 76% of the Euroball segments sales during the year ended December 31, 2001. One customer comprised 5% and 20% of IMC's sales for the years ended December 31, 2001 and 2000, respectively. Accounts receivable concentrations as of December 31, 2001 are generally reflective of sales concentrations during 2001.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


(12) Income Taxes

    Total income taxes (benefits) for the years ended December 31, 2001, 2000, and 1999 are allocated as follows:

                                                       Year ended December 31,
                                                       ---------------------
                                                        2001      2000   1999
                                                       ------    ------ ------
   Income from continuing operations:................. $4,094    $5,959 $4,060
   Cumulative effect of change in accounting principle   (112)       --     --
   Accumulated other comprehensive income.............    (31)       --     --
                                                       ------    ------ ------
                                                       $3,951    $5,959 $4,060
                                                       ======    ====== ======

    Income tax expense attributable to income from continuing operations consists of:

                                               Year ended December 31,
                                               ---------------------
                                                2001     2000   1999
                                               ------   ------ ------
          Current:
              U.S. Federal.................... $1,025   $3,496 $3,960
              State...........................    146      452    469
              Non-U.S.........................  2,490      826     --
                                               ------   ------ ------
                                               $3,661   $4,774 $4,429
                                               ------   ------ ------
          Deferred:
              U.S. Federal....................    557      496   (335)
              State...........................     57       63    (34)
              Non-U.S.........................   (181)     626     --
                                               ------   ------ ------
                  Total deferred expense......    433    1,185   (369)
                                               ------   ------ ------
                                               $4,094   $5,959 $4,060
                                               ======   ====== ======

    A reconciliation of taxes based on the U.S. federal statutory rate of 34% for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

                                                      Year ended December 31,
                                                      ----------------------
                                                       2001    2000    1999
                                                      ------  ------  ------
  Income taxes at the federal statutory rate......... $3,606  $5,646  $4,006
  State income taxes, net of federal benefit.........    134     340     289
  Foreign sales corporation benefit, net of liability    (95)   (183)   (256)
  Non-US earnings taxed at different rates...........    395     337    (182)
  Other, net.........................................     54    (181)    203
                                                      ------  ------  ------
                                                      $4,094  $5,959  $4,060
                                                      ======  ======  ======

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    The tax effects of the temporary differences are as follows:

                                                           Year ended
                                                          December 31,
                                                          -------------
                                                           2001   2000
                                                          ------ ------
        Deferred income tax liability
            Tax in excess of book depreciation........... $5,692 $5,050
            Duty drawback receivable.....................     37     69
            Goodwill.....................................    493    210
            Other deferred tax liabilities...............    112    123
                                                          ------ ------
                Gross deferred income tax liability......  6,334  5,452
                                                          ------ ------
        Deferred income tax assets
            Inventories..................................    337    182
            Allowance for bad debts......................    632    279
            Vacation accrual.............................    264    287
            Health insurance accrual.....................    103     83
            Other working capital accruals...............    358    230
            Euroball net operating loss carryforward.....    133     --
                                                          ------ ------
                Gross deferred income tax assets.........  1,827  1,061
                                                          ------ ------
            Net deferred income tax liability............ $4,507 $4,391
                                                          ====== ======

    Deferred income tax expense differs from the change in the net deferred income tax liability due to the following:

                                                                      2001   2000
                                                                      ----  ------
Change in net deferred income tax liability.......................... $116  $1,780
Other comprehensive income adjustment................................   31      --
Cumulative effect of a change in accounting principle................  112      --
Acquisition of deferred tax asset (liability) recorded under purchase
  accounting.........................................................  229    (595)
Effect of currency translation.......................................  (55)     --
                                                                      ----  ------
    Deferred income tax expense...................................... $433  $1,185
                                                                      ====  ======

    Although realization of deferred tax assets is not assured, management believes that it is more likely than not that all of the deferred tax assets will be realized. However, the amount of the deferred tax assets considered realizable could be reduced based on changing conditions.

    The Company has not recognized a deferred tax liability for the undistributed earnings of its non-U.S. subsidiaries and non-U.S. corporate joint ventures. The Company expects to reinvest these undistributed earnings indefinitely and does not expect such earnings to become subject to U.S. taxation in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through the receipt of dividends or sale of the investments. It is not practicable to determine the U.S. income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    At December 31, 2001, the Company has net operating loss carryforwards for foreign income tax purposes of approximately $1,500, which are available to offset future foreign taxable income indefinitely.

    Income tax payments were approximately $2,845, $5,207 and $3,123 in 2001, 2000, 1999, respectively.

(13) Reconciliation of Net Income Per Share

                                              Year ended December 31,
                                              -----------------------
                                               2001    2000    1999
                                              ------- ------- -------
          Net income......................... $ 4,662 $ 9,987 $ 7,759
          Weighted average shares outstanding  15,259  15,247  15,021
          Effective of dilutive stock options     281     284      17
                                              ------- ------- -------
          Dilutive shares outstanding........  15,540  15,531  15,038
          Basic net income per share......... $  0.31 $  0.66 $  0.52
                                              ======= ======= =======
          Diluted net income per share....... $  0.30 $  0.64 $  0.52
                                              ======= ======= =======

    Excluded from the shares outstanding for the years ended December 31, 2001, 2000 and 1999 were 0, 10 and 525 antidilutive options, respectively, which had exercise prices ranging from $9.75 to $11.50, during 2000 and $6.38 to $15.50 during 1999.

    The Company has declared a dividend of $ 0.32 per share in each of the years ended
    December 31, 2001, 2000 and 1999.

(14) Commitments and Contingencies

    The Company has operating lease commitments for machinery, office equipment, manufacturing and office space which expire on varying dates. Rent expense for 2001, 2000 and 1999 was $1,650, $767 and $376, respectively. The following is a schedule by year of future minimum lease payments as of December 31, 2001 under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

                   Year ended December 31,
                   -----------------------
                   2002.............................. $ 1,473
                   2003..............................   1,345
                   2004..............................   1,311
                   2005..............................   1,280
                   2006..............................   1,204
                   Thereafter........................  12,005
                                                      -------
                       Total minimum lease payments.. $18,618
                                                      =======

    The Kilkenny operation of the Euroball segment has received certain grants from the Ireland government. These grants are based upon the Kilkenny facility hiring and retaining certain

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)

    employment levels. At December 31, 2001, actual employment levels are less than those required by certain grant covenants. As of December 31, 2001, the Company anticipates the grant agreement and employment level thresholds will be adjusted.

    The Euroball segment has entered into certain consignment arrangements with Ascometals for the purchase of steel for ball production, whereby the Euroball Kilkenny operation maintains steel on a consignment basis for a period of up to three months.

    Beginning in January 2003, FAG and SKF may each exercise their right under The Shareholders Agreement to cause the Company to purchase their respective interest in Euroball based on the Put Formula in the Shareholders Agreement. The Company anticipates that if such purchase becomes necessary, it may need to borrow additional funds. Because the purchase price is based on a formula using Euroball's historical cash flow, the exact amount of the put cannot be determined until the put right is exercised.

(15) Quarterly Results of Operations (Unaudited)

    The following summarizes the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000.

                                             Year ended December 31, 2001
                                          ---------------------------------
                                          March 31 June 30 Sept. 30 Dec. 31
                                          -------- ------- -------- -------
   Net sales............................. $50,227  $47,350 $42,576  $39,998
   Gross profit..........................  12,043   12,030   9,687    8,800
   Net income (loss).....................   1,448    3,506     744   (1,036)
   Basic net income (loss) per share.....    0.10     0.23    0.05    (0.07)
   Dilutive net income (loss) per share..    0.09     0.23    0.05    (0.07)
   Weighted average shares outstanding:
       Basic number of shares............  15,247   15,253  15,286   15,302
       Effect of dilutive stock options..     149      279     298      377
                                          -------  ------- -------  -------
   Diluted number of shares..............  15,396   15,532  15,584   15,679
                                          =======  ======= =======  =======

                                             Year ended December 31, 2000
                                          ---------------------------------
                                          March 31 June 30 Sept. 30 Dec. 31
                                          -------- ------- -------- -------
   Net sales............................. $28,002  $25,643 $37,075  $41,409
   Gross profit..........................   7,656    7,678  10,972   11,898
   Net income............................   2,110    2,242   2,443    3,192
   Basic net income per share............    0.14     0.15    0.16     0.21
   Dilutive net income per share.........    0.14     0.15    0.16     0.21
   Weighted average shares outstanding:
       Basic number of shares............  15,244   15,244  15,245   15,247
       Effect of dilutive stock options..     214      192     179      235
                                          -------  ------- -------  -------
   Diluted number of shares..............  15,458   15,436  15,424   15,482
                                          =======  ======= =======  =======

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    Fourth quarter results in 2001 include pre-tax charges of $1,405 ($913 after-tax) related to $1,086 of asset write downs on the Company's Walterboro, SC production facility and $319 of NN Arte minority interest losses absorbed by the Company. Without these nonrecurring charges, the fourth quarter 2001 loss per share would have been ($.01) rather than ($.07).

(16) Fair Value of Financial Instruments

    Management believes the fair value of financial instruments approximate their carrying value due to the short maturity of these instruments or in the case of the Company's notes receivable and debt, due to the variable interest rates. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000:

                                                 2001                2000
                                          ------------------- -------------------
                                          Carrying            Carrying
                                           amount  Fair value  amount  Fair value
                                          -------- ---------- -------- ----------
Financial assets:
    Cash and cash equivalents............ $ 3,024   $ 3,024   $ 8,273   $ 8,273
    Accounts receivable, net.............  24,832    24,832    29,549    29,549
    Other current assets.................   3,034     3,034     1,512     1,512
    Other non-current assets.............   4,862     4,862     4,212     4,212
Financial liabilities:
    Accounts payable and bank overdraft..  16,970    16,970    17,337    17,337
    Accrued expenses and other payables..  13,716    13,716    14,839    14,839
        Short-term loan..................   7,000     7,000     2,000     2,000
        Long-term debt...................  47,661    47,661    50,515    50,515
Interest rate swap liability.............     374       374        --       280

(17) Involuntary Conversion

    On March 12, 2000, a fire damaged a portion of the Company's manufacturing plant in Erwin, Tennessee. The fire was contained to approximately 30% of the productions area and did not result in serious injury to any employee. Affected production was shifted to the Company's other facilities as possible as well as the use of other certain suppliers to protect product supply to customers. Insurance coverage for the loss provided for reimbursement of the replacement value of property and equipment damaged in the fire. As of December 31, 2001 the Company has settled the insurance claim. For the years ended December 31, 2001 and 2000, the net gain on involuntary conversion of $3,901 and $728, respectively, represents insurance proceeds received in excess of costs incurred.

(18) Related Party Transactions

    The minority shareholders of Euroball, SKF and FAG, are significant customers of the Company. For the years ended December 31, 2001 and 2000, combined sales to SKF and FAG amounted to $97,270 and $64,064, respectively. At December 31, 2001 and 2000, accounts receivable from SKF and FAG amounted to $11,360 and $4,983, respectively.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                 Years Ended December 31, 2001, 2000 and 1999
                     (In thousands, except per share data)


    In connection with the Euroball transaction described in note 2, SKF and FAG provided administrative services to Euroball. Charges for these services amounted to approximately $2,262 and $1,150 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, amounts payable to SKF and FAG amounted to $1,277 and $1,762, respectively.

    Certain sales agreements are in effect with SKF and FAG, which provide for minimum purchase quantities and specified, annual sales price adjustments that may be modified up or down for changes in material costs. These agreements expire during 2006.

    The Company leases the Eltmann, Germany facility of the Euroball division, from FAG. Annual minimum lease payments are Euro 944 ($885). The lease expires in 2020.

                                   NN, Inc.

       Consolidated Statements of Income and Comprehensive Income (Loss)

                     (In thousands, except per share data)

                                  (Unaudited)

                                                                                  Three Months Ended
                                                                                      March 31,
                                                                                  ----------------
                                                                                    2002      2001
                                                                                  -------   -------
Net sales........................................................................ $47,200   $50,227
Cost of products sold............................................................  35,532    38,184
                                                                                  -------   -------
    Gross profit.................................................................  11,668    12,043
Selling, general and administrative..............................................   4,498     4,014
Depreciation and amortization....................................................   2,825     3,310
Restructuring and impairment costs...............................................      78        --
                                                                                  -------   -------
Income from operations...........................................................   4,267     4,719
Interest expense.................................................................     601     1,182
Equity in earnings of unconsolidated affiliates..................................      --       (49)
Other income.....................................................................    (355)     (132)
                                                                                  -------   -------
Income before provision for income taxes.........................................   4,021     3,718
Provision for income taxes.......................................................   1,505     1,636
Minority interest in consolidated subsidiaries...................................     668       536
                                                                                  -------   -------
    Income before cumulative effect of change in accounting principle............   1,848     1,546
Cumulative effect of change in accounting principle, net of income tax benefit of
  $112 and related minority interest impact of $84...............................      --        98
                                                                                  -------   -------
    Net income...................................................................   1,848     1,448

Other comprehensive income (loss):
    Foreign currency translation.................................................     (80)   (3,386)
                                                                                  -------   -------
    Comprehensive income (loss).................................................. $ 1,768   $(1,938)
                                                                                  =======   =======

Basic income per share:
    Income before cumulative effect of change in accounting principle............ $  0.12   $  0.10
    Cumulative effect of change in accounting principle..........................      --        --
                                                                                  -------   -------
    Net income................................................................... $  0.12   $  0.10
                                                                                  =======   =======
    Weighted average shares outstanding..........................................  15,341    15,247
                                                                                  =======   =======
Diluted income per share:
    Income before cumulative effect of change in accounting principle............ $  0.12   $  0.10
                                                                                  -------   -------
    Cumulative effect of change in accounting principle..........................      --     (0.01)
                                                                                  -------   -------
    Net income................................................................... $  0.12   $  0.09
                                                                                  =======   =======
Weighted average shares outstanding..............................................  15,735    15,396
                                                                                  =======   =======

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

                     Condensed Consolidated Balance Sheets

                                (In thousands)

                                                          March 31,  December 31,
                                                            2002         2001
                                                         ----------- ------------
                                                         (Unaudited)
                      Assets
Current assets:
    Cash and cash equivalents...........................  $  2,204     $  3,024
    Accounts receivable, net............................    30,808       24,832
    Inventories, net....................................    21,720       23,418
    Other current assets................................     4,844        4,343
                                                          --------     --------
        Total current assets............................    59,576       55,617
Property, plant and equipment, net......................    80,742       82,770
Assets held for sale....................................     3,929        4,348
Goodwill, net...........................................    39,666       39,805
Other assets............................................     5,507        5,595
                                                          --------     --------
        Total assets....................................  $189,420     $188,135
                                                          ========     ========

       Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable....................................  $ 14,446     $ 14,552
    Bank overdraft......................................       646        1,141
    Accrued salaries, wages and benefits................     3,826        3,813
    Income taxes payable................................     3,799        2,377
    Payable to affiliates...............................       935        1,277
    Short-term portion of long-term notes...............     7,000        7,000
    Other current liabilities...........................     8,232        7,576
                                                          --------     --------
        Total current liabilities.......................    38,884       37,736
Minority interest in consolidated subsidiaries..........    31,186       30,932
Non-current deferred tax liability......................     6,482        6,499
Long-term debt..........................................    47,047       47,661
Accrued pension.........................................     2,292        2,390
Other...................................................       801          878
                                                          --------     --------
        Total liabilities...............................   126,692      126,096

        Total stockholders' equity......................    62,728       62,039
                                                          --------     --------

        Total liabilities and stockholders' equity......  $189,420     $188,135
                                                          ========     ========

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

          Consolidated Statements of Changes in Stockholders' Equity

                                (In thousands)

                                  (Unaudited)

                                Common Stock                        Accumulated
                               --------------- Additional              Other
                               Number of  Par   paid in   Retained Comprehensive
Thousands of Dollars            Shares   value  capital   Earnings     Loss       Total
--------------------           --------- ----- ---------- -------- ------------- -------
Balance, December 31, 2000....  15,247   $153   $30,414   $36,364     $(1,685)   $65,246
    Net income................      --     --        --     1,448          --      1,448
    Dividends paid............      --     --        --    (1,220)         --     (1,220)
    Other comprehensive loss..      --     --        --        --      (3,386)    (3,386)
                                ------   ----   -------   -------     -------    -------
Balance, March 31, 2001.......  15,247   $153   $30,414   $36,592     $(5,071)   $62,088
                                ======   ====   =======   =======     =======    =======
Balance, December 31, 2001....  15,317   $154   $30,841   $36,139     $(5,095)   $62,039
    Shares issued.............      24     --       148        --          --        148
    Net income................      --     --        --     1,848          --      1,848
    Dividends paid............      --     --        --    (1,227)         --     (1,227)
    Other comprehensive loss..      --     --        --        --         (80)       (80)
                                ------   ----   -------   -------     -------    -------
Balance, March 31, 2002.......  15,341   $154   $30,989   $36,760     $(5,175)   $62,728
                                ======   ====   =======   =======     =======    =======



         See accompanying notes to consolidated financial statements.

                                   NN, Inc.

                     Consolidated Statements of Cash Flows

                                (In thousands)

                                  (Unaudited)

                                                                   Three Months Ended
                                                                       March 31,
                                                                   -----------------
Thousands of Dollars                                                 2002     2001
--------------------                                               -------  --------
Cash flows from operating activities:
  Net income...................................................... $ 1,848  $  1,448
  Adjustments to reconcile net income:
    Depreciation and amortization.................................   2,825     3,310
    Cumulative effect of change in accounting principle...........      --        98
    Equity in earnings of unconsolidated affiliate................      --       (49)
    Interest income on receivable from unconsolidated affiliates..      --       (52)
    Minority interest in consolidated subsidiaries................     668       536
    Restructuring costs and impairment costs......................      78        --
    Changes in operating assets and liabilities:
      Accounts receivable.........................................  (5,996)   (6,363)
      Inventories.................................................   1,578       702
      Other current assets........................................    (558)     (127)
      Other assets................................................       2     1,049
      Accounts payable............................................  (1,371)   (2,251)
      Income taxes payable........................................   1,421     1,675
      Other liabilities...........................................     571     3,501
                                                                   -------  --------
        Net cash provided by operating activities.................   1,066     3,477
                                                                   -------  --------
Cash flows from investing activities:
  Acquisition of Delta Rubber Company, net of cash acquired.......      --   (23,472)
  Acquisition of property, plant, and equipment...................    (849)   (1,978)
                                                                   -------  --------
        Net cash used by investing activities.....................    (849)  (25,450)
                                                                   -------  --------
Cash flows from financing activities:
  Net proceeds under revolving line of credit.....................      --    24,642
  Proceeds from long-term debt....................................   1,710        --
  Bank overdrafts.................................................     495     3,081
  Repayment of long-term debt.....................................  (2,132)   (4,731)
  Repayment of short-term debt....................................      --    (2,000)
  Proceeds from issuance of stock.................................     148        --
  Cash Dividends..................................................  (1,227)   (1,220)
                                                                   -------  --------
        Net cash provided (used) by financing activities..........  (1,006)   19,772
                                                                   -------  --------
  Effect of exchange rate changes.................................     (31)    1,415
  Net Change in Cash and Cash Equivalents.........................    (820)     (786)
  Cash and Cash Equivalents at Beginning of Period................   3,024     8,273
                                                                   -------  --------
  Cash and Cash Equivalents at End of Period...................... $ 2,204  $  7,487
                                                                   =======  ========

         See accompanying notes to consolidated financial statements.

                                   NN, Inc.
                  Notes to Consolidated Financial Statements
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)

Note 1.  Interim Financial Statements

The accompanying consolidated financial statements of NN, Inc. (the "Company") have not been audited by independent accountants, except that the balance sheet at December 31, 2001 is derived from the Company's audited financial statements. In the opinion of the Company's management, the financial statements reflect all adjustments necessary to present fairly the results of operations for the three month periods ended March 31, 2002 and 2001, the Company's financial position at March 31, 2002 and December 31, 2001, and the cash flows for the three month periods ended March 31, 2002 and 2001. These adjustments are of a normal recurring nature and are, in the opinion of management, necessary for fair presentation of the financial position and operating results for the interim periods.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial statements presented in this Quarterly Report on Form 10-Q.

The results for the first quarter of 2002 are not necessarily indicative of future results.

Certain 2001 amounts have been reclassified to conform with the 2002 presentation.

Note 2.  Derivate Financial Instruments

The Company has an interest rate swap accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. The Company adopted SFAS No. 133 on January 1, 2001, which establishes accounting and reporting standards for derivative instruments and for hedging activities. The Standard requires the recognition of all derivative instruments on the balance sheet at fair value. The Standard allows for hedge accounting if certain requirements are met including documentation of the hedging relationship at inception and upon adoption of the Standard.

In connection with a variable Euribor rate debt financing in July 2000 the Company's 54% owned subsidiary, Euroball entered into an interest rate swap with a notional amount of Euro 12.5 million for the purpose of fixing the interest rate on a portion of its debt financing. The interest rate swap provides for the Company to receive variable Euribor interest payments and pay 5.51% fixed interest. The interest rate swap agreement expires in July 2006 and the notional amount amortizes in relation to initially established principal payments on the underlying debt over the life of the swap.

As of March 31, 2002, the fair value of the swap is a loss of approximately $312, which is recorded in other non-current liabilities. The change in fair value during the three month period ended March 31, 2002 and 2001 was a gain of approximately $56 and a loss of approximately $48, respectively, which have been included as a component of other income.

Note 3.  Inventories

Inventories are stated at the lower of cost or market. Cost is being determined using the first-in, first-out method.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)


Inventories are comprised of the following:

                                           March 31,
                                             2002     Dec. 31,
                                          (Unaudited)   2001
                                          ----------- --------
                  Raw materials..........   $ 5,083   $ 5,494
                  Work in process........     4,453     5,016
                  Finished goods.........    12,373    13,065
                  Less inventory reserves      (189)     (157)
                                            -------   -------
                                            $21,720   $23,418
                                            =======   =======

Note 4.  Net Income Per Share

                                               Three Months Ended
                                                    March 31,
                                             -----------------------
                                                2002        2001
                                             ----------- -----------
            Net income...................... $     1,848 $     1,448
            Adjustments to net income.......          --          --
                                             ----------- -----------
                Net income.................. $     1,848 $     1,448
                                             =========== ===========
            Weighted average basic shares...  15,340,806  15,246,909
            Effect of dilutive stock options     393,904     149,543
                                             =========== ===========
            Weighted average dilutive shares  15,734,710  15,396,452
                                             =========== ===========
            Basic net income per share...... $      0.12 $      0.10
                                             =========== ===========
            Diluted net income per share.... $      0.12 $      0.09
                                             =========== ===========

Excluded from the shares outstanding for each of the three month periods ended March 31, 2002 and 2001 were 0 and 10,750 antidilutive options, respectively, which had exercise prices ranging from $9.75 to $11.50 as of March 31, 2001.

Note 5.  Segment Information

During 2002 and 2001, the Company's reportable segments are based on differences in product lines and geographic locations and are divided among Domestic Ball and Roller, Euroball and Plastics. The Domestic Ball and Roller segment is comprised of two manufacturing facilities in the eastern United States. The Euroball segment was acquired in July 2000 and is comprised of manufacturing facilities located in Kilkenny, Ireland, Eltmann, Germany and Pinerolo, Italy. All of the facilities in the Domestic Ball and Roller and Euroball segment are engaged in the production of precision balls and rollers used primarily in the bearing industry. The Plastics segment is comprised of the IMC business, located in Lubbock, Texas, which was acquired in July 1999, NN Arte formed in August of 2000, located in Guadalajara, Mexico and Delta, located in Danielson, Connecticut, which was acquired in February 2001. IMC and NN Arte are engaged in the production of plastic injection molded products for the bearing, automotive, instrumentation, fiber optic and consumer hardware markets. Delta is engaged principally in the production of engineered bearing seals used principally in automotive, industrial, agricultural, mining and aerospace applications.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)


The accounting policies of each segment are the same as those described in the summary of significant accounting policies in the December 31, 2001 Form 10-K/A including those policies as discussed in Note 8. The Company evaluates segment performance based on profit or loss from operations before income taxes and minority interest not including nonrecurring gains and losses. The Company accounts for inter-segment sales and transfers at current market prices; however, the Company did not have any material inter-segment transactions during the three month periods ended March 31, 2002 and 2001.

                                             Three Months Ended March 31,
                                 ----------------------------------------------------
                                            2002                       2001
                                 -------------------------- -------------------------
                                 Domestic                   Domestic
                                  Ball &                     Ball &
                                  Roller  Euroball Plastics  Roller  Euroball Plastics
                                 -------- -------- -------- -------- -------- --------
Revenues from external customers $13,203  $21,725  $12,272  $15,799  $25,337  $ 9,091
Segment pretax profit (loss)....     998    2,351      672    1,546    2,658     (486)
Segment assets..................  65,982   66,412   57,026   62,468   86,955   59,904

Note 6.  Acquisitions and Joint Ventures

On February 16, 2001, the Company completed the acquisition of all of the outstanding stock of Delta, a Connecticut corporation for $22.5 million in cash. Delta manufactures and sells high quality engineered bearing seals to original equipment manufacturers and operates a manufacturing facility in Danielson, Connecticut. The Company has accounted for this acquisition using the purchase method of accounting.

Note 7.  Restructuring Charges

In September of 2001, the Company announced that it would close its Walterboro, South Carolina ball manufacturing facility as part of its ongoing strategy to locate manufacturing capacity in closer proximity to customers. The closure was substantially completed by December 31, 2001. Current plans are to sell the land and building. The plant closing resulted in the termination of approximately 80 full time hourly and salaried employees in 2001.

Prior to December 31, 2001, production capacity and certain machinery and equipment were transferred from the Walterboro facility to the Company's two domestic ball facilities in Erwin, Tennessee and Mountain City, Tennessee. The Company has recorded restructuring costs of $62 for additional severance payments during the quarter ended March 31, 2002. Additionally, prior to December 31, 2001, the Company decided to sell the Walterboro land, building and certain machinery and incurred an impairment charge of approximately $1.1 million during 2001 to write down the land and building to its net realizable value of approximately $1.7 million, which was based upon fair market appraisals less costs to sell. The amounts the Company will ultimately realize upon disposition of these assets could differ materially from the amounts assumed in arriving at the 2001 impairment loss. The remaining equipment recorded at a historical net book value of $2.2 million is also held for sale. The Company anticipates selling the land, building and machinery during 2002.

Accrued restructuring costs of $114 are included in other current liabilities as of March 31, 2002. The Company has charged expenses for moving machinery, equipment and inventory to other

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)

production facilities and other costs to close the facility which will benefit future operations in the period they are incurred.

The Company's Euroball subsidiary incurred restructuring charges of $16 for the quarter ended March 31, 2002 for additional severance payments as a result of the termination of 15 hourly employees and 3 salaried employees at its Italy production facility. Approximately $69 of the severance payments were paid during the quarter ended March 31, 2002 and there are no remaining accrued restructuring costs included in other current liabilities as of March 31, 2002 related to Euroball.

The following summarizes the 2002 activity related to the restructurings:

                                        Accrual                    Accrual
                                       Balance at         Paid in Balance at
                                        12/31/01  Charges  2002    3/31/02
                                       ---------- ------- ------- ----------
    Severance and other employee costs    $513      $78    $477      $114
                                          ----      ---    ----      ----
    Total.............................    $513      $78    $477      $114
                                          ====      ===    ====      ====

Note 8.  New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but rather, periodically tested for impairment. The effective date of Statement No. 142 is January 1, 2002. As of the date of adoption, the Company had unamortized goodwill of approximately $39.8 million, which is subject to the provisions of Statement No. 142.

As a result of adopting these standards in the first quarter of 2002, the Company no longer amortizes goodwill. The Company estimates that amortization expense for goodwill would have been approximately $2.1 million (or $1.2 million net of tax and minority interest) for the year ended December 31, 2002.

As a result of adopting these new standards, the Company's accounting policies for goodwill and other intangibles changed on January 1, 2002, as described below:

Goodwill: The Company recognizes the excess of the purchase price of an acquired entity over the fair value of the net identifiable assets as goodwill. Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. Prior to January 1, 2002, goodwill was amortized over a twenty-year period using the straight-line method. Beginning January 1, 2002, goodwill is no longer amortized.

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)


Other Acquired Intangibles: The Company recognizes an acquired intangible asset apart from goodwill whenever the asset arises from contractual or other legal rights, or whenever it is capable of being divided or separated from the acquired entity or sold, transferred, licensed, rented, or exchanged, whether individually or in combination with a related contract, asset or liability. An intangible asset other than goodwill is amortized over its estimated useful life unless that life is determined to be indefinite. The Company will review the lives of intangible assets each reporting period and, if necessary, recognize impairment losses if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company is currently evaluating the impact of adoption of Statement No. 142 related to the transitional goodwill impairment review required by the new standards during the first six months after adoption.

The table below describes the impact of the amortization of goodwill for the three months ended March 31, 2002 and 2001:

                                                       For the Quarter Ended
                                                         March 31,
                                                       ---------------------
                                                        2002       2001
                                                         ------     ------
           Reported net income........................ $1,848     $1,448
           Add back: Goodwill amortization, net of tax     --        220
                                                         ------     ------
           Pro-forma net income....................... $1,848     $1,668
                                                         ======     ======
           Basic earnings per share:
               Reported net income.................... $ 0.12     $ 0.10
               Goodwill amortization..................     --       0.01
                                                         ------     ------
               Pro-forma net income................... $ 0.12     $ 0.11
                                                         ======     ======
           Diluted earnings per share:
               Reported net income.................... $ 0.12     $ 0.09
               Goodwill amortization..................     --       0.01
                                                         ------     ------
               Pro-forma net income................... $ 0.12     $ 0.11
                                                         ======     ======

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations." This Statement requires capitalizing any retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of this Statement is required for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adoption of Statement No. 143.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting For The Impairment or Disposal of Long-lived Assets." This Statement supercedes Statement No. 121 but retains many of its fundamental provisions. Additionally, this Statement expands the scope of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The

                                   NN, Inc.
            Notes to Consolidated Financial Statements (Continued)
                  Three Months Ended March 31, 2002 and 2001
                     (In thousands, except per share data)

Company has adopted Statement No. 144 effective January 1, 2002. Management believes that as of March 31, 2002 no asset impairment exists under the provisions of Statement No. 144.

Note 9.  Long-Term Debt

On July 20, 2001, the Company entered into a syndicated loan agreement with AmSouth Bank ("AmSouth"), as the administrative agent for the lenders, for a senior non-secured revolving credit facility of up to $25 million, expiring on July 25, 2003 and a senior non-secured term loan for $35 million expiring on July 1, 2006. This credit facility replaces the $25 million revolving credit facility that was temporarily extended and restated in February of 2001 to $50 million and the additional $2 million of availability extended in March of 2001. Amounts outstanding under the revolving facility and the term loan facility bear interest at a floating rate equal to LIBOR (1.88% at March 31, 2002) plus an applicable margin of 0.75% to 2.00% based upon calculated financial ratios. The loan agreement contains customary financial and non-financial covenants. The Company was in compliance with all such covenants as of March 31, 2002.

In connection with the Euroball transaction the Company and Euroball, entered into a Facility Agreement with a bank to provide up to Euro 36 million in Term Loans and Euro 5 million in revolving credit loans. The Company borrowed Euro
30.5 million ($28,755) under the term loan facility and Euro 1 million ($943) under the revolving credit facility. Amounts outstanding under the Facility Agreement are secured by inventory and accounts receivable and bear interest at EURIBOR (3.36% at March 31, 2002) plus an applicable margin between 1.125% and 2.25% based upon financial ratios. The shareholders of Euroball have provided guarantees for the Facility Agreement. The Facility Agreement contains restrictive covenants, which specify, among other things, restrictions on the incurrence of indebtedness and the maintenance of certain financial ratios. Euroball was in compliance with all such covenants as of March 31, 2002.

                    [Photograph of the Company's products]

[LOGO] NN Inc

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses payable by us in connection with the sale of Common Stock being registered. All amounts other than the registration fee are estimates.

                  SEC registration fee.............. $  7,221
                  NASD filing fee...................    8,349
                  Legal fees and expenses...........  150,000
                  Accounting fees and expenses......   50,000
                  Nasdaq National Market listing fee   22,500
                  Transfer agent fees and expenses..    5,000
                  Printing and engraving expenses...   60,000
                  Miscellaneous fees and expenses...    6,930
                                                     --------
                      Total......................... $310,000
                                                     ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has entered into indemnification agreements with certain officers and directors of the Company. Under these agreements, the Company agrees to hold harmless and indemnify each indemnitee generally to the full extent permitted by Section 145 of the Delaware General Corporation Law (the "DGCL") and against any and all liabilities, expenses, judgments, fines, penalties and costs in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to which the indemnitee is made a party by reason of the fact that the indemnitee has, is or at the time becomes a director or officer of the Company or any other entity at the request of the Company.

    Section 145 permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed legal action (whether civil, criminal, threatened or investigative) for reason of their being officers or directors. The indemnity may include expenses, attorneys' fees, judgments, fines and reasonably incurred costs of settlement, provided the officer and director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, in the case of criminal proceedings, he had no reasonable cause to believe that his conduct was illegal. The corporation may indemnify officers and directors in derivative actions (in which suit is brought by a shareholder on behalf of the corporation) under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is judged liable for negligence or misconduct in the performance of his duty to the corporation. If the officer or director is successful on the merits or otherwise in defense of any action referred to above, the corporation must indemnify him against the expenses and attorneys' fees he actually and reasonably incurred.

    The Company has obtained liability insurance coverage for its officers and directors with respect to actions arising out of the performance of such officer's or director's duty in his or her capacity as such.

ITEM 16.  EXHIBITS

 1.1  Form of Underwriting Agreement.
 3.1  Restated Certificate of Incorporation of the Company.*
 3.2  Restated By-Laws of the Company.*
 4.1  The specimen certificate representing the Company's Common Stock, par value $0.01 per share.*
 4.2  Article IV, Article V (Sections 3 through 6), Article VI (Section 2) and Article VII (Sections
      1 and 3) of the Restated Certificate of Incorporation of the Company (included in Exhibit 3.1).*
 4.3  Article II (Sections 7 and 12), Article III (Sections 2 and 15) and Article VI of the
      Restated By-Laws of the Company (included in Exhibit 3.2).*
 5.1  Opinion of Blackwell Sanders Peper Martin LLP, counsel to the Company.*
10.1  NN Ball & Roller, Inc. Stock Incentive Plan and Form of Incentive Stock Option Agreement
      pursuant to the Stock Incentive Plan.**
10.2  Amendment No. 1 to the Stock Incentive Plan increasing the number of shares of Common
      Stock available for Awards by 500,000 shares to a total of 1,625,000 (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-8 filed on
      November 30, 2000).**
10.3  Amendment No. 2 to the Stock Incentive Plan increasing the number of shares of Common
      Stock available for Awards by 825,000 shares to a total of 2,450,000 shares and renaming the Stock Incentive Plan the NN, Inc. Stock Incentive Plan (incorporated by reference to
      Exhibit 4.7 of the Company's Registration Statement on Form S-8 filed on September 18,
      2001).**
10.4  Form of Non-Competition and Confidentiality Agreement for Executive Officers of the
      Company.
10.5  Stockholders Agreement dated February 22, 1994, among certain stockholders of the
      Company.
10.6  Form of Indemnification Agreement for Officers and Directors of the Company.
10.7  Credit Agreement dated as of July 20, 2001 among NN, Inc., as the Borrower, the Lenders identified therein, Bank One, Kentucky, NA, as Co-Agent, and AmSouth Bank, as
      Administrative Agent.
10.8  First Amendment to Credit Agreement, dated October 4, 2001.
10.9  Second Amendment to Credit Agreement, dated July 12, 2002.
10.10 Form of Stock Option Agreement, dated December 7, 1998, between the Company and the non-employee directors of the Company (incorporated by reference to Exhibit 10.15 of the
      Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).**
10.11 Elective Deferred Compensation Plan, dated February 26, 1999 (incorporated by reference to
      Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended
      December 31, 1998). **
10.12 Employment Agreement, dated August 1, 1997, between the Company and Roderick R. Baty
      (incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form
      10-Q for the quarterly period ended September 30, 1997).**

10.13 Amendment No. 1 dated January 21, 2002, to Employment Agreement between the
      Company and Roderick R. Baty (incorporated by reference to Exhibit 10.18 of the
      Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.14 Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
      Company and Roderick R. Baty (incorporated by reference to Exhibit 10.19 of the
      Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.15 Employment Agreement, dated May 7, 1998, between the Company and Frank T. Gentry
      (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K
      for the fiscal year ended December 31, 1998).**

10.16 Amendment No. 1 dated January 21, 2002, to Employment Agreement between the
      Company and Frank T. Gentry (incorporated by reference to Exhibit 10.16 of the Company's
      Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.17 Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
      Company and Frank T. Gentry (incorporated by reference to Exhibit 10.17 of the Company's
      Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.18 Employment Agreement dated January 21, 2002, between the Company and Robert R. Sams
      (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K/
      A for the fiscal year ended December 31, 2001).**
10.19 Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
      Company and Robert R. Sams (incorporated by reference to Exhibit 10.21 of the Company's
      Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.20 Employment Agreement dated January 21, 2002, between the Company and David L.
      Dyckman (incorporated by reference to Exhibit 10.24 of the Company's Annual Report on
      Form 10-K/A for the fiscal year ended December 31, 2001).**
10.21 Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
      Company and David L. Dyckman (incorporated by reference to Exhibit 10.25 of the
      Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.22 Employment Agreement dated January 21, 2002, between the Company and William C.
      Kelly, Jr. (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on
      Form 10-K/A for the fiscal year ended December 31, 2001).**
10.23 Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
      Company and William C. Kelly, Jr. (incorporated by reference to Exhibit 10.23 of the
      Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**
10.24 NN Euroball, ApS Shareholder Agreement dated April 6, 2000 among NN, Inc., AB SKF and FAG Kugelfishcher Georg Schafer AG (incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31,
      2001).
21.1  List of Subsidiaries of the Company.
23.1  Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5.1).*
23.2  Consent of KPMG LLP, Independent Auditors.
23.3  Consent of PricewaterhouseCoopers LLP, Independent Auditors.
24    Powers of Attorney (included in the signature page to the Registration Statement).*

--------
* Previously filed.
**Represents a management contract or compensatory plan or arrangement.

ITEM 17.  UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Company hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan's annual report pursuant to
    Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (ii) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (iii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johnson City, State of Tennessee, on July 15, 2002.

                                              NN, Inc.

                                              By:     /s/  RODERICK R. BATY
                                                  -----------------------------
                                                        Roderick R. Baty
                                                    Chairman, Chief Executive
                                                      Officer and President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          Signature                              Title                  Date
          ---------                              -----                  ----

    /S/  RODERICK R. BATY            Chairman, Chief Executive      July 15, 2002
-----------------------------        Officer, President and
      Roderick R. Baty               Director (Principal Executive
                                     Officer)

    /S/  DAVID L. DYCKMAN            Vice President-Business        July 15, 2002
-----------------------------        Development and Chief
      David L. Dyckman               Financial Officer (Principal
                                     Financial Officer)

 /S/  WILLIAM C. KELLY, JR.          Treasurer, Secretary and       July 15, 2002
-----------------------------        Chief Accounting Officer
    William C. Kelly, Jr.            (Principal Accounting Officer)

       RODERICK R. BATY*             A majority of the              July 15, 2002
       MICHAEL D. HUFF*              Board of Directors             July 15, 2002
       G. RONALD MORRIS*                                            July 15, 2002
       STEVEN T. WARSHAW*                                           July 15, 2002
       JAMES L. EARSLEY*                                            July 15, 2002

     /S/  DAVID L. DYCKMAN
*By:  ------------------------
         David L. Dyckman
      As Attorney-in-fact for
     the above-named officers
     and directors pursuant to
        powers of attorney
       duly executed by such
              persons

                               Index of Exhibits

Exhibit
Number  Document
------- --------
  1.1   Form of Underwriting Agreement.

  3.1   Restated Certificate of Incorporation of the Company.*

  3.2   Restated By-Laws of the Company.*

  4.1   The specimen certificate representing the Company's Common Stock, par value $0.01 per share.*

  4.2   Article IV, Article V (Sections 3 through 6), Article VI (Section 2) and Article VII (Sections 1
        and 3) of the Restated Certificate of Incorporation of the Company (included in Exhibit 3.1).*

  4.3   Article II (Sections 7 and 12), Article III (Sections 2 and 15) and Article VI of the Restated
        By-Laws of the Company (included in Exhibit 3.2).*

  5.1   Opinion of Blackwell Sanders Peper Martin LLP, counsel to the Company.*

 10.1   NN Ball & Roller, Inc. Stock Incentive Plan and Form of Incentive Stock Option Agreement
        pursuant to the Stock Incentive Plan.**

 10.2   Amendment No. 1 to the Stock Incentive Plan increasing the number of shares of Common
        Stock available for Awards by 500,000 shares to a total of 1,625,000 (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-8 filed on
        November 30, 2000).**

 10.3   Amendment No. 2 to the Stock Incentive Plan increasing the number of shares of Common
        Stock available for Awards by 825,000 shares to a total of 2,450,000 shares and renaming the
        Stock Incentive Plan the NN, Inc. Stock Incentive Plan (incorporated by reference to Exhibit
        4.7 of the Company's Registration Statement on Form S-8 filed on September 18, 2001).**

 10.4   Form of Non-Competition and Confidentiality Agreement for Executive Officers of the
        Company.

 10.5   Stockholders Agreement dated February 22, 1994, among certain stockholders of the
        Company.

 10.6   Form of Indemnification Agreement for Officers and Directors of the Company.

 10.7   Credit Agreement dated as of July 20, 2001 among NN, Inc., as the Borrower, the Lenders identified therein, Bank One, Kentucky, NA, as Co-Agent, and AmSouth Bank, as
        Administrative Agent.

 10.8   First Amendment to Credit Agreement, dated October 4, 2001.

 10.9   Second Amendment to Credit Agreement, dated July 12, 2002.

 10.10  Form of Stock Option Agreement, dated December 7, 1998, between the Company and the non-employee directors of the Company (incorporated by reference to Exhibit 10.15 of the
        Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).**

 10.11  Elective Deferred Compensation Plan, dated February 26, 1999 (incorporated by reference to
        Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended
        December 31, 1998).**

Exhibit
Number  Document
------- --------
 10.12  Employment Agreement, dated August 1, 1997, between the Company and Roderick R. Baty
        (incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q
        for the quarterly period ended September 30, 1997).**

 10.13  Amendment No. 1 dated January 21, 2002, to Employment Agreement between the Company and Roderick R. Baty (incorporated by reference to Exhibit 10.18 of the Company's Annual
        Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.14  Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
        Company and Roderick R. Baty (incorporated by reference to Exhibit 10.19 of the Company's
        Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.15  Employment Agreement, dated May 7, 1998, between the Company and Frank T. Gentry
        (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K
        for the fiscal year ended December 31, 1998).**

 10.16  Amendment No. 1 dated January 21, 2002, to Employment Agreement between the Company and Frank T. Gentry (incorporated by reference to Exhibit 10.16 of the Company's Annual
        Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.17  Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
        Company and Frank T. Gentry (incorporated by reference to Exhibit 10.17 of the Company's
        Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.18  Employment Agreement dated January 21, 2002, between the Company and Robert R. Sams
        (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K/A
        for the fiscal year ended December 31, 2001).**

 10.19  Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
        Company and Robert R. Sams (incorporated by reference to Exhibit 10.21 of the Company's
        Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.20  Employment Agreement dated January 21, 2002, between the Company and David L.
        Dyckman (incorporated by reference to Exhibit 10.24 of the Company's Annual Report on
        Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.21  Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
        Company and David L. Dyckman (incorporated by reference to Exhibit 10.25 of the
        Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.22  Employment Agreement dated January 21, 2002, between the Company and William C. Kelly,
        Jr. (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form
        10-K/A for the fiscal year ended December 31, 2001).**

 10.23  Change of Control and Noncompetition Agreement, dated January 21, 2002, between the
        Company and William C. Kelly, Jr. (incorporated by reference to Exhibit 10.23 of the
        Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).**

 10.24  NN Euroball, ApS Shareholder Agreement dated April 6, 2000 among NN, Inc., AB SKF and
        FAG Kugelfishcher Georg Schafer AG (incorporated by reference to Exhibit 10.26 of the
        Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001).

 21.1   List of Subsidiaries of the Company.

Exhibit
Number  Document
------- --------
 23.1   Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5.1).*

 23.2   Consent of KPMG LLP, Independent Auditors.

 23.3   Consent of PricewaterhouseCoopers LLP, Independent Auditors.

 24     Powers of Attorney (included in the signature page to the Registration Statement).*

--------
* Previously filed.
**Represents a management contract or compensatory plan or arrangement.